FASTENAL®


11005281

2010 ANNUAL REPORT

Growth Through Customer Service℠

Profile of Fastenal

Fastenal was founded in 1967. As of December 31, 2010, we operated 2,490 stores located primarily in North America with additional locations in Asia, Europe, and Central America and employed 9,146 people at these sites. In addition, there were 4,139 people employed in various support positions. We sell different types of industrial and construction supplies in eleven product categories:

CATEGORY	NUMBER OF STOCK ITEMS
Fasteners	456,000
Tools	147,000
Cutting Tools	276,000
Hydraulics & Pneumatics	86,000
Material Handling	19,000
Janitorial	17,000
Electrical	28,000
Welding (excluding welding gases)	39,000
Safety	37,000
Metals	13,000
Office Supplies	3,000
TOTAL SUPPLIES SOLD	**1,121,000**


2010 Bob Kierlin Store Contest Winner
Fredericton, New Brunswick, Canada
Metalworking
Power Tools
Power Tools


DEWALT
FASTENAL


FASTENAL

As of December 31, 2010, we operated eleven distribution centers in the United States - Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, Utah, North Carolina and Kansas, and three outside the United States – Ontario, Canada; Alberta, Canada; and Nuevo Leon, Mexico. During 2010, approximately 94% of our sales were attributable to products manufactured by others, and approximately 6% were related to items manufactured, modified, or repaired by either our manufacturing division or one of our support services. Since December 31, 2010, we have opened additional stores.

TABLE OF CONTENTS





I started my 2009 president's letter by explaining that, while we may not have produced great numbers, I believed we had done many things that positioned us for strong results in the future. Our team has proven that in 2010. Although the year began with very low sales growth, we had good momentum. By May, our annual daily sales growth exceeded 20%, and our daily sales growth averaged 21.7% over the last eight months of 2010 to end the year with $2.27 billion in total revenue, an increase of 17.6% over 2009. We are very focused on carrying this momentum into 2011.

Our net earnings for 2010 were $265.4 million, versus $184.4 million in 2009, an increase of 43.9%. This improvement was made possible by a combination of sales growth, expense control, and margin improvement. Our gross margin for 2010 was 51.8%, compared to 50.9% for 2009 – a solid gain but one I believe we can improve upon. This will be a high priority for our company in the year ahead.

Overall, our expenses grew just 8.5% (versus 17.6% sales growth), but that number doesn't tell the complete story. Non-payroll related expenses were down 1.8% from 2009, reflecting a lot of smart decision making across the company which allowed us to hit our goals while managing expenses. As you read through this letter, you'll come across numerous examples of our people's ability to accomplish more with less. Although our payroll and related expenses grew 14.6%, more in line with our sales growth, this is directly related to the way our incentive pay is structured. We've worked hard to develop a program that pays well when we perform well.

I'd like to share a little background about our employee incentives. Early in 2009, we spent a great deal of time communicating with our employees about how tough the year would likely be, and what they should plan for from a pay and benefits standpoint. We expressed our commitment to minimize headcount reductions, and shared our belief that if we worked hard and made good decisions, we had a realistic opportunity to rebound in 2010 and recoup a good part of the bonus compensation lost due to the economic slowdown. As I mentioned earlier, our incentive pay did recover in 2010. In fact, based on our sales growth, expense control, and earnings growth, the commission and bonus formulas calculated in 2010 produced record commissions and bonuses for most areas of the company. Our calculation for the company's 2010 401(k) profit-sharing contribution, which is based on achieving certain profitability goals, approached our record payout in 2008. I am proud that we were able to keep our promise to all of the hard-working people who stuck with us in 2009 and made 2010 such a good year in so many ways.

As we returned to growth, we were able to make good progress with our 'pathway to profit' strategic growth plan. Introduced in 2007, this plan calls for us to continue to add stores, but at a slower pace, and to use the savings to hire additional sales people in the stores. Through this balanced approach, we originally projected that we could grow our average monthly store sales from $80,000 to $125,000 over a five-year period from 2007 to 2012, in turn increasing our pre-tax earnings one percentage point each year, from 18 to 23% of sales, by 2012. A year ago, in the midst of the recession, it was estimated that an additional 24–30 months would be required to achieve our 23% pre-tax earnings goal, which would have extended the 'pathway to profit' timeline from 2012 to almost 2015. However, after analyzing our performance over the past year, we now believe our 23% pre-tax earnings goal can be achieved with an average monthly store size of $100,000–$110,000, which we anticipate will be achieved in 2013.

"Our net earnings for 2010 were $265.4 million, versus $184.4 million in 2009, an increase of 43.9%."

Because of the financial stress many companies were experiencing at the beginning of the year, I had been concerned about higher bad debt risk and lengthened days sales outstanding. I am pleased to say that we actually saw lower days sales outstanding and write-offs, thanks in large part to the hard work of our accounts receivable team and their increased utilization of electronic billing, which shortens the payment cycle.



FASTENAL
Quality You Can Afford
Monthly Sales Flyer
FAST 5000

FINDING OUR STRIDE ONLINE

Fastenal.com underwent major functional improvements during the year, providing customers with a dramatically faster and easier shopping process.

EVOLVING TO MEET THE NEEDS OF OUR GLOBAL CUSTOMERS

In keeping with company tradition, our new manufacturing facility in Malaysia was created to meet a specific customer need – in this case, for specialty bolts and studs used in oil and gas industry applications.



Employees in Malaysia



Employees in Singapore

It wasn't the only area of our business that played out a little differently than I had expected. When the year began, I predicted our inventory would grow very slowly throughout 2010. But as the year progressed, our inventory growth increased, and we ended the year with $557.4 million in inventory, an increase of 9.6% over the ending number in 2009. Although our inventory grew at a slower rate than sales, I believe we will see greater improvement in inventory utilization in the coming year.

At the beginning of 2010, our focus was on positioning the company for renewed sales growth, and yet we knew it was important to be cautious with expenses because of the uncertain economic picture. With this in mind, we sought to identify investment strategies that would produce the best growth at the lowest possible cost. This included developing a plan that would allow us to start out the year opening stores at a lower rate and adjust the rate as the year progressed. Using this plan, we opened 45 stores in the first half of the year and 82 in the second half, an overall increase of 5.4% over 2009.

"I believe that 2010 will go down as the year our Fastenal Automated Supply Technology (FAST) program really gained traction and took off."

In an effort to drive growth faster with a smaller investment in personnel, we made a decision to hire fewer store-based sales people and instead add more sales specialists focused on specific opportunities. After reviewing many different growth and market opportunities, this investment was primarily focused in four basic areas: national accounts sales specialists, government sales specialists, manufacturing sales specialists, and specialists to demonstrate and sell our Fastenal Automated Supply Technology (vending solutions - see photos below). In all, more than 150 sales specialists were added in these four areas during 2010, providing our stores and customers with a new level of expert support in the field. Based on the early results, we've decided to increase our investment in sales specialists in all of these areas in 2011.

It was a strong year for our national accounts program, which focuses on providing value and solutions to large corporate customers. Sales through this program grew at a rate faster than company-wide sales, and it seemed like every time I talked to one of our national accounts people during the year, they had just brought another high-quality customer into the program, creating new local opportunities for our stores. In addition to adding new customers, this team continued to grow our partnerships with our largest accounts and take our relationships with customers of all sizes to the next level. I'm not alone in my belief that this is the best national accounts group we've ever had, and I expect continued success with this important area of our business moving forward.

As part of our initiative to grow our sales to federal, state, and local government entities, we created a new position – vice president of government sales. His responsibility is to first learn and understand the various purchasing systems used at each level of government, and then formulate and implement a plan to grow this business. Our initial focus has been on state and local government, and we've had some very good success. Much of the purchasing spend for these government entities is driven through purchasing cooperatives, which work with several states to leverage their buying power and help smaller entities save money on needed supplies. Our team spent the year meeting with numerous state purchasing agencies and several cooperatives. They've won several contracts, and more are pending as this letter goes to print. We feel very good about these opportunities because we continue to hear that, if given a choice, state and local governments would prefer to buy locally – and none of our competitors can match our local presence.

I believe 2010 will go down as the year our Fastenal Automated Supply Technology (FAST) program really gained traction and took off. Our flagship FAST solution is the FAST 5000 industrial vending program. From the customer's perspective, it's like having a 24/7 Fastenal store within their facility, custom-stocked with needed items and continually replenished by local Fastenal personnel. This solution provides many benefits for the customer – reduced inventory, automated ordering, improved productivity – but probably the biggest advantage is that it makes it easy to track usage and control wasteful consumption. The program was designed to be extremely cost-effective for customers, in turn creating new opportunities for our stores; and in fact we're now seeing exceptional growth at customer sites where FAST 5000 machines are placed. In my opinion, this will be a big part of the

FAST Solutions™
Fastenal Automated Supply Technology

THE MACHINE BEHIND THE MACHINE
Our Fastenal Automated Supply Technology (FAST) provides customers with secure, 24/7 access to high-use and critical items.


FASTENAL
FASTENAL
FASTENAL
FAST Solutions
FAST Solutions
FAST Solutions

- *Safety/First Aid*
- *Metal Fabrication*
- *General Cutting*
- *General MRO*
- *Office Supplies*
- *and More*

2011 – New Cutting Tool Vending Machine

2011 – Fastenal Megastore (Prototype)

future of industrial supply, and it will become an increasingly important part of our business in 2011 and beyond.

We continued to make progress with fastenal.com, which seems to improve every day. The web development team has designed the site to be very user-friendly and fast, with an intuitive layout that makes it easy to drill down and find everything. I encourage you to go online and try it out for yourself; I think you'll be impressed. Internally, we view our web site not as a separate business but rather as another way for customers to place orders with their local Fastenal stores. We're one of very few companies that can receive a web order from a customer and have it ready for local pick-up or delivery in a matter of minutes. For the customer, this is like having the best of both worlds – the convenience of electronic ordering, along with a local sales representative who's right there to help out if something goes wrong or the order needs to be changed. I believe that as we introduce this service to more customers, we will continue to see a steady migration to fastenal.com.

"We're one of very few companies that can receive a web order from a customer and have it ready for local pick-up or delivery in a matter of minutes."

Our manufacturing division had a busy year. At the end of 2009, we completed the purchase of Holo-Krome from the Danaher Corporation. Located in West Hartford, Connecticut since 1929, Holo-Krome is a leading producer of socket head products. This acquisition greatly increased our capacity to produce high-quality domestic fasteners, and the transition has gone very well. During the year, we purchased a new facility for Holo-Krome located in Wallingford, Connecticut, within 20 miles of Hartford. The new building is 187,000 square feet and is set on a 51-acre lot, giving us plenty of room to grow our Holo-Krome business in the future.

Our entire manufacturing business now consists of eight locations totaling over 532,000 square feet and employing 468 people at year's end. This team grew their business by 29% in 2010, contributing $91 million in revenue for the year. Along the way, they produced more than 1,000 orders per week, many of them manufactured and shipped in less than 24 hours to meet the needs of our customers. With the additional equipment we added in 2010, we can now produce fasteners from #0 to 4 inches in diameter, giving us even more opportunities to 'make the unavailable part available.'

Another area that provided excellent growth was our international business. We are now located in nine countries outside of the United States, and as a group our international locations saw their business grow by 35% over 2009, generating more than $200 million. We opened in two countries during 2010, Panama and the United Kingdom. We're growing nicely in all of the countries we're located in, and profit growth is outpacing sales growth. To me, this is a good indication that our people know how to operate in these markets, and that future prospects are very promising. The people who lead these businesses spent the year not only producing great results but also traveling to identify other countries that will support the Fastenal business model in the future. Based on their research, our plan is to open in more countries in 2011.

For the people in our distribution centers, 2010 was a year of fine tuning. We didn't start any major projects or move any facilities, but it was nonetheless a busy year of improvement and innovation. Much of the focus was on developing procedures that would allow our distribution personnel to provide error-free service, even earlier in the day. They found that by streamlining processes they were able to provide better service at a lower cost. For the year, our distribution expense grew by only 3.7% while supporting sales growth of 17.6%.

Improving service while controlling expenses was also the theme of our transportation team. In 2009, we had to cut back on some routes and reduce service in some cases. This year we were able to reintroduce some of this service, but the routing group worked hard to accomplish this while still reducing expenses. Because of the hard work of our transportation managers and our drivers, we had the lowest transportation costs as compared to revenue in the company's history.

Our purchasing and product development team spent much of the year working with suppliers to streamline the flow of product. They have completed, and are now testing, a new information system that was designed to save thousands of hours during the receiving process. This system also provides much more accurate information regarding the location of inbound product, allowing us to improve service


FUTURE HOME OF
HOLO-KROME
SINCE 1929
USA
Holo-Krome Ribbon Cutting

A PLACE TO GROW
In November 2010, the newest member of Fastenal's manufacturing division, Holo-Krome, hosted a ribbon-cutting ceremony to celebrate its planned relocation to Wallingford, CT from nearby Hartford, its home since 1929.


HOLO-KROME
Made In USA

MAKING THE UNAVAILABLE PARTS AVAILABLE
In 2010, Fastenal's eight manufacturing facilities produced over 370 million machined and cold formed parts to provide solutions for our customers. Sales through Fastenal Manufacturing grew more than 29% from 2009.



to our stores and, in turn, our customers. Our FASTCO trading company, located in Shanghai, China, continued to focus on identifying and building strong relationships with manufacturers throughout the world that are capable of producing high-quality product at a competitive price. During 2010, FASTCO sourced more than 5,060 containers of product, an increase of 81% over 2009.

Some of the most important leaders in our company are our district sales managers. On average, district managers manage twelve stores, although this number varies depending on experience and geography. An experienced district manager can manage up to 20 stores, and the larger districts generate revenue exceeding $3 million per month. In 2010, our district managers continued to focus on improving their underperforming stores, using our internal benchmarking data to identify areas of opportunity in every store, then working with store personnel to make necessary changes. This group has done a very good job of improving the overall performance of our stores, and it shows in the numbers we report.

During 2010, FASTCO sourced and purchased more than 5,060 containers of product, an increase of 81% over 2009.

Because of the wages lost during the business slowdown in 2009, it was more important than ever to provide meaningful benefits at an affordable price to employees. During the year, our benefits team spent a great deal of time working with our health providers to control the cost we pay for health care. Thanks to their efforts, we were able to make improvements to our already high-quality health package, while still keeping it affordable for our people to provide coverage for themselves and their families. This same team also led the implementation of our new hiring system, which is designed to improve the process by better screening and qualifying potential candidates, while also automating the record keeping required by law. This change required a great deal of work up front, but the early information we're seeing with regards to employee retention looks very promising.

The Fastenal School of Business (FSB) had a breakthrough year with our new online LearnCenter. In all, employees participated in more than 45,000 FSB courses (nearly 40,000 online) during the year – up from 7,343 in 2008, the year prior to the LearnCenter's launch. In 2011, we anticipate that employees will participate in more than 60,000 FSB courses – through the LearnCenter, but also via WebEx and in traditional classroom and shop settings – as they work to improve their product knowledge and service skills.

At FSB, they're always striving to identify the most important things to teach to our employees. As part of this effort, they created a customer research group in late 2009. This group interviewed nearly 20,000 customers over the past twelve months, gaining valuable insight into how our customers view our service, our strengths, as well as some areas where we need to improve. Based on this research, the team worked with FSB to create a list of customer service standards. They took the initiative to turn this list into an easy-to-read book, a picture of which is featured on the back of this report, then they had it printed and distributed a copy in the Christmas goody box we send to every employee. To me, this project exemplifies the Fastenal culture of entrepreneurship and problem solving.

I want to thank all of our employees for the great year we had in 2010. I also want to express to all of our stakeholders that I am fully committed to fostering an entrepreneurial culture that encourages our employees to make good decisions that benefit themselves, our customers, and our shareholders – while creating greater opportunities for everyone involved. Here's to another year of *Growth Though Customer Service.*

Willard D. Oberton

Willard D. Oberton
President & CEO

ASPECT OFFICE PRODUCTS NORTHWAY FLEET SUPPLIES EcoGuard

AVAILABLE EXCLUSIVELY AT FASTENAL

Fastenal stores now offer multiple exclusive brands, including our new Aspect™ office supplies brand, Northway™ fleet brand, and EcoGuard™ fastener coating brand. Sales of Fastenal exclusive brands grew more than 30% during the year, representing roughly 6% of net sales.

TCPN The Cooperative Purchasing Network

WE ARE WHERE YOU ARE

Our government sales team made great strides in 2010. Highlights included our first-ever cooperative MRO contract, with TCPN (The Cooperative Purchasing Network), as well as a U.S. military contract to supply fasteners for Mine Resistant Ambush Protected (MRAP) vehicles. As part of our government industry focus, we added 25 government sales specialists in 2010, with plans to nearly double that number in 2011.



Government Sales Specialists

10-Year Selected Financial Data

(Amounts in Thousands Except Per Share Information)

Operating Results	2010	Percent Change
Net sales	$ 2,269,471	17.6%
Gross profit	$ 1,174,836	19.5%
Earnings before income taxes	$ 430,640	44.8%
Net earnings	$ 265,356	43.9%
Basic and diluted net earnings per share	$ 1.80	45.2%
Dividends	$ 182,814	70.9%
% of net earnings	68.9%	
Dividends per share	$ 1.24	72.2%
Value of shares repurchased	-	
% of earnings	-	
Number of shares repurchased	-	
Basic-weighted average shares outstanding	147,431	
Diluted-weighted average shares outstanding[3]	147,431	

Operating Results (as a percentage of net sales)	2010
Gross profit	51.8%
Earnings before income taxes	19.0%
Net earnings	11.7%

Financial Position on December 31	2010	Percent Change
Accounts receivable plus inventory	$ 827,502	14.5%
Net working capital	$ 923,513	7.0%
Total assets	$ 1,468,283	10.6%
Total stockholders' equity	$ 1,282,512	7.7%

All information contained in this Annual Report reflects the 2-for-1 stock split

1 Amount includes a gain on the sale of the Do-It-Yourself (DIY) Business of $5,934.

2 Amount includes an extraordinary gain, net of tax, of $716.

3 Reflects impact of stock options issued by the Company in April 2010, April 2009, April 2

Financial Highlights


NET SALES (in thousands)
2010
$2,269,471
2009
2008
2007
2006
2005
2004
2003
2002
2001


GROSS PROFIT (in thousands)
2010
$1,174,836
2009
2008
2007
2006
2005
2004
2003
2002
2001


EARNINGS BEFORE INCOME TAXES (in thousands)
2010
$430,640
2009
2008
2007
2006
2005
2004
2003
2002
2001


NET EARNINGS (in thousands)
2010
$265,356
2009
2008
2007
2006
2005
2004
2003
2002
2001

10-Year Selected Financial Data

(Amounts in Thousands Except Per Share Information)

Operating Results	2010	Percent Change	2009	2008	2007	2006	2005	2004	2003	2002	2001
Net sales	$ 2,269,471	17.6%	$ 1,930,330	$ 2,340,425	$ 2,061,819	$ 1,809,337	$ 1,523,333	$ 1,238,492	$ 994,928	$ 905,438	$ 818,283
Gross profit	$ 1,174,836	19.5%	983,435	1,236,092	1,047,574	907,675	758,103	615,886	482,103	442,138	406,699
Earnings before income taxes	$ 430,640	44.8%	297,490	451,167	377,899	321,029	269,056	208,336	136,336	121,207[1]	113,634
Net earnings	$ 265,356	43.9%	184,357	279,705	232,622	199,038	166,814	130,989	84,120	75,542[2]	70,112
Basic and diluted net earnings per share	$ 1.80	45.2%	1.24	1.88	1.55	1.32	1.10	0.86	0.56	0.50[2]	0.46
Dividends	$ 182,814	70.9%	106,943	117,474	66,216	60,548	46,935	30,350	15,935	3,794	3,414
% of net earnings	68.9%		58.0%	42.0%	28.5%	30.4%	28.1%	23.2%	18.9%	5.0%	4.9%
Dividends per share	$ 1.24	72.2%	0.72	0.79	0.44	0.40	0.31	0.20	0.105	0.025	0.0225
Value of shares repurchased	-		41,104	25,958	87,311	17,294	18,739	—	—	—	—
% of earnings	-		22.3%	9.3%	37.5%	8.7%	11.2%	—	—	—	—
Number of shares repurchased	-		1,100	590	2,086	474	700	—	—	—	—
Basic-weighted average shares outstanding	147,431		148,358	148,831	150,555	151,034	151,270	151,755	151,755	151,755	151,755
Diluted-weighted average shares outstanding[3]	147,431		148,358	148,831	150,555	151,165	151,508	151,972	151,784	151,755	151,755

Operating Results (as a percentage of net sales)	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Gross profit	51.8%	50.9%	52.8%	50.8%	50.2%	49.8%	49.7%	48.5%	48.8%	49.7%
Earnings before income taxes	19.0%	15.4%	19.3%	18.3%	17.7%	17.7%	16.8%	13.7%	13.4%	13.9%
Net earnings	11.7%	9.6%	12.0%	11.3%	11.0%	11.0%	10.6%	8.5%	8.3%	8.6%

Financial Position on December 31	2010	Percent Change	2009	2008	2007	2006	2005	2004	2003	2002	2001
Accounts receivable plus inventory	$ 827,502	14.5%	$ 722,574	$ 809,187	$ 740,923	$ 665,529	$ 545,117	$ 469,833	$ 361,640	$ 322,815	$ 254,062
Net working capital	$ 923,513	7.0%	862,855	827,410	742,980	663,880	557,470	466,883	393,255	349,422	300,680
Total assets	$ 1,468,283	10.6%	1,327,358	1,304,149	1,163,061	1,039,016	890,035	775,362	652,875	563,384	475,244
Total stockholders' equity	$ 1,282,512	7.7%	1,190,843	1,142,259	1,010,161	992,093	783,549	684,369	576,740	499,871	424,888

All information contained in this Annual Report reflects the 2-for-1 stock splits effected in the form of a stock dividend in each of 2002 and 2005.

1 Amount includes a gain on the sale of the Do-It-Yourself (DIY) Business of $5,934.

2 Amount includes an extraordinary gain, net of tax, of $716.

3 Reflects impact of stock options issued by the Company in April 2010, April 2009, April 2008, April 2007, and May 2003 that were in-the-money and outstanding during the period.

Stock and Financial Data

Common Stock Data

Our shares are traded on The NASDAQ Stock Market under the symbol 'FAST'. The following table sets forth, by quarter, the high and low closing sale price of our shares on The NASDAQ Stock Market for the last two years.

2010	High	Low	2009	High	Low
First quarter	$ 49.00	$ 41.21	First quarter	$ 37.53	$ 26.16
Second quarter	56.48	48.33	Second quarter	38.74	32.15
Third quarter	53.80	45.09	Third quarter	40.13	30.56
Fourth quarter	60.11	51.22	Fourth quarter	42.19	34.50

As of February 1, 2011, there were approximately 1,400 record holders of our common stock which includes nominees or broker dealers holding stock on behalf of an estimated 80,000 beneficial owners.

In 2010, we paid semi-annual dividends of $0.40 and $0.42 per share, and we paid a special one-time dividend of $0.42 per share (total 2010 dividend equals $1.24 per share). In 2009, we paid semi-annual dividends of $0.35 and $0.37 per share (total 2009 dividend equals $0.72 per share). On January 17, 2011, we announced a dividend of $0.50 per share to be paid on February 25, 2011 to shareholders of record at the close of business on February 15, 2011. We expect that we will continue to pay comparable cash dividends in the foreseeable future, provided that any future determination as to payment of dividends will depend upon our financial condition and results of our operations and such other factors as are deemed relevant by our board of directors.

Selected Quarterly Financial Data (Unaudited)

(Amounts in Thousands except Per Share Information)

2010	Net sales	Gross profit	Pre-tax earnings	Net earnings	Basic net earnings per share
First quarter	$ 520,772	265,913	90,669	56,034	.38
Second quarter	571,183	297,658	112,125	69,167	.47
Third quarter	603,750	312,648	120,702	74,994	.51
Fourth quarter	573,766	298,617	107,144	65,161	.44
Total	$ 2,269,471	1,174,836	430,640	265,356	1.80

2009	Net sales	Gross profit	Pre-tax earnings	Net earnings	Basic net earnings per share
First quarter	$ 489,347	258,648	78,667	48,694	.33
Second quarter	474,894	242,505	70,402	43,538	.29
Third quarter	489,339	244,567	77,002	47,589	.32
Fourth quarter	476,750	237,715	71,419	44,536	.30
Total	$ 1,930,330	983,435	297,490	184,357	1.24

Fastenal Stock Performance[1, 2]


Stock Value
(Dollars in thousands)
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
1987
1988
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2010

Invested $9,000 on August 20, 1987

Value on December 31, 2010: **$2,875,680**

Represents stock split

Initial Public Offering (IPO)

On August 20, 1987 (date of our initial public offering), 1,000 shares of our stock sold for $9,000. Approximately 23 years later, on December 31, 2010, those 1,000 shares, having split six times, were 48,000 shares worth $2,875,680, for a gain of approximately 28.5% compounded annually. (In addition, the holder of these shares would have received $207,264 in dividends since August 20, 1987.)

Ten Years

On December 31, 2000, 1,000 shares of our stock sold for $54,880. Ten years later on December 31, 2010, those 1,000 shares, having split twice, were 4,000 shares worth $239,640, for a gain of approximately 15.9% compounded annually. (In addition, the holder of these shares would have received $17,010 in dividends since December 2000.)

Five Years

On December 31, 2005, 1,000 shares of our stock sold for $39,130. Five years later, on December 31, 2010, those 1,000 shares, were worth $59,910 for a gain of approximately 8.9% compounded annually. (In addition, the holder of these shares would have received $7,180 in dividends since December 2005.)

Dividends and Stock Repurchases

We have paid dividends in every year since 1991.

In July 2009, our board of directors authorized purchases by us of up to 2,000,000 shares of our common stock. This authorization replaced any unused authorization previously granted by the board of directors. During 2009, we purchased 1,100,000 shares of our outstanding stock at an average price of approximately $37.37 per share. These purchases occurred in the fourth quarter of 2009. We did not purchase any stock in 2010. As of February 9, 2011, we have remaining authority to purchase up to 900,000 additional shares of our common stock.

2010 Top Bob Kierlin (BK) Store Winners - Merchandising Competition


FASTENAL
Fredericton, New Brunswick, Canada


Cambridge, Ontario, Canada


FASTENAL
Corpus Christi, Texas

1 The share data featured represents past performance, which is no guarantee of future results.
2 The share data is presented in whole amounts versus thousands or millions as is prevalent in the remainder of this document.

2010 Customer & Market Highlights

FAST Solutions℠
Fastenal Automated Supply Technology

"Previously, we simply had cases of batteries in closets, and they may disappear a case at a time. Now, there's none of that. Batteries are stocked in the machines, we don't run out, and we only pay for what we use through Fastenal."

- Tom Webber, Operations Manager, City of Sacramento Dept. of Transportation, Traffic Signs and Markings

"[The FAST 5000] has freed up time for crib purchasing and allowed us to bring accountability and control to our high-volume production MRO items. We've controlled our costs, and we know exactly where product is being used on a daily basis."

- Mark Vascic, Purchasing and Maintenance Manager, Cooper Standard Automotive, Bowling Green

"We've cut inventory by at least 75%, and we've seen a huge drop in consumption, because people are accountable for what they're using. ... from a reporting standpoint, [we are] able to clearly see that usage jibes with what it's supposed to be. That's huge for us."

- Ricardo Lopez, VP of Operations, Lakeshore Technologies


FASTENAL

"Fastenal offers a great VMI opportunity through its vending machine service. The implementation process went quickly and without a hitch. The machines have performed very well. Anytime we have needed their assistance with service, they have been quick to respond. I would recommend the Fastenal [FAST 5000] program to anyone needing a quality vending solution."

- Doug Johnson, Xcel Energy Category Manager, Sourcing

"This program has taken all the negatives of crib transactions and made them non-existent. Heavy-use products are always available, always visible, and you can't get them without proper coding, which allows you to track activity in a meaningful way."

- Wayne Young, Purchasing Supervisor, Sulzer Pumps, Portland, OR

2010 IN THE NEWS...

Fastenal was named one of the '10 Most Trustworthy' large-cap companies in America. The listing was based on an analysis by Audit Integrity designed to measure the true quality of companies' corporate accounting and management practices.

THE STREET

Fastenal was selected as one of '10 Cash-Rich Companies with No Debt.'

CHIEF EXECUTIVE MAGAZINE

Fastenal was ranked as the 9th best 'wealth creator' in the S&P index (up from #40 in 2009). The ranking is designed to identify companies that are creating true economic value.

BLOOMBERG BUSINESSWEEK

Fastenal CEO Will Oberton was found to be the 10th most underpaid public company chief executive officer, making just 15% of what would have been considered fair pay based on Bloomberg's methodology.

TWIN CITIES BUSINESS MONTHLY

Fastenal founder Bob Kierlin was named one of '200 Minnesotans You Should Know' – people who, according to the magazine, shape your world – whether you recognize it or not – people who come up in casual discussions, who frame points of view, whose very names form points of reference.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR 02 2011
WASH. D.C.
SECTION

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010, or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 0-16125

FASTENAL®

FASTENAL COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	41-0948415
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2001 Theurer Boulevard Winona, Minnesota	55987-0978
(Address of principal executive offices)	(Zip Code)

(507) 454-5374

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g): None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act Yes _ No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes_X_No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ]

Non-accelerated Filer [ ] Smaller Reporting Company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes_No_X

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, was $6,668,887,476, based on the closing sale price of the Common Stock on that date. For purposes of determining this number, all executive officers and directors of the registrant as of June 30, 2010 are considered to be affiliates of the registrant. This number is provided only for the purposes of this report on Form 10-K and does not represent an admission by either the registrant or any such person as to the status of such person.

As of February 4, 2011, the registrant had 147,430,712 shares of Common Stock issued and outstanding.

FASTENAL COMPANY
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

(This page is intentionally left blank.)

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the annual meeting of shareholders to be held Tuesday, April 19, 2011 ('Proxy Statement') are incorporated by reference in Part III. Portions of our 2010 Annual Report to Shareholders are incorporated by reference in Part II.

FORWARD LOOKING STATEMENTS

This Form 10-K and other portions of our 2010 Annual Report to Shareholders of which this Form 10-K forms a part contain statements that are not historical in nature and that are intended or may be interpreted to be, and are hereby identified as, 'forward-looking statements' as defined in the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), including statements regarding (1) the goals of our long-term growth strategy, 'pathway to profit', including decreases in the rate of new store openings from our historic rate prior to implementation of the strategy, planned additions to our store-based and specialized sales personnel, the expected funding of such additions out of cost savings resulting from the slowing of the rate of new store openings, the growth in average store sales expected to result from that strategy and the expected timeline for achieving that growth, leverage, working capital efficiencies and productivity improvements expected to result from that strategy, and the growth in profitability expected to result from that strategy and the expected timeline for achieving that growth (including our belief that we can achieve targeted profitability due to a structural lowering of our costs even if our average store sales do not grow as expected), (2) our expectations regarding sales growth and our confidence in the sustainability of that growth, (3) our belief regarding our ability to improve gross margins in 2011, (4) our expectations about inventory utilization in 2011, (5) our working capital goals and expected returns on total assets when working capital is appropriately managed, (6) our expansion plans, including our estimated 2011 capital expenditures, the expected rate of new store openings, the expected expansion of our foreign operations and the expected opening of new distributions centers as our number of stores increases, and our ability to fund our expansion plans, (7) markets for North American stores, (8) the future payment of dividends, (9) the expected leasing of new store locations and expansion of owned locations for older stores, (10) the addition of new products, (11) the percentage of net sales expected to be contributed by manufacturing and support services, (12) protection from economic downturns believed to be provided by the number of our customers and varied markets they represent, (13) our ability to mitigate the effects of rising fuel prices by passing freight costs on to our customers, (14) the typical time required before new stores become profitable and achieve operating results comparable to existing stores, (15) the rate of growth and variability of sales at older store locations, (16) our expectations regarding litigation, and (17) our expectation that there will be a steady migration to internet sales. In addition, certain statements in our future filings with the Securities and Exchange Commission, in our press releases, and in oral statements made by or with approval of our executive officers, constitute or will constitute 'forward-looking statements' under the Reform Act. Certain risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements are described below. We assume no obligation to update either such forward-looking statements or the discussion of such risks and uncertainties.

CERTAIN RISK AND UNCERTAINITIES

The following factors are among those that could cause our actual results to differ materially from those predicted in the forward-looking statements described above: (1) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries, changes in the expected rate of new store openings, difficulties in successfully attracting and retaining additional qualified sales personnel, an inability to realize anticipated savings from lowering our cost structure, and difficulties in changing our sales process could adversely impact our ability to achieve the goals of our 'pathway to profit' initiative and the expected time frame for achieving those goals, (2) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries could affect our ability to sustain our sales growth,

(3) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries, a change in our customer mix, a change in our purchasing patterns, a significant change in commodity prices, or increased competitive pressure on our selling prices could adversely affect our ability to improve gross margins in 2011, (4) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries, a dramatic change in sales trends, a change in accounts receivable collections, a change in raw material costs, a change in buying patterns, or a change in vendor production lead times could cause us to fail to attain our goals regarding working capital and rates of return on assets, including our ability to improve our inventory utilization in 2011, (5) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries, a change from that projected, in the number of North American markets able to support stores, or an inability to recruit and retain qualified employees could cause the rate of new store openings to change from that expected, (6) difficulty in adapting our business model to different foreign business environments could alter our plans regarding expansion of foreign operations and negatively impact the growth expected to result from that expansion, (7) changes in the availability or price of commercial real estate, changes in our cash position, a change in distribution technology, or a change in our distribution model could delay the opening of new distribution centers, (8) changes in the rate of new store openings could cause us to modify our planned 2011 capital expenditures, (9) a change in our ability to generate free cash flow resulting from a slowdown in our sales or our inability to manage expenses could negatively impact the funding of our expansion plans, (10) a change in our store format or the presence of a competitor's store could alter our projections regarding the number of markets for North American stores, (11) changes in our financial condition or results of operations could cause us to modify our dividend practices, (12) changes in the availability or price of commercial real estate, a change in our cash position, or a change in our business model could cause us to change our plans regarding the leasing of new stores and the expansion of owned locations for older stores, (13) changes in our cash position, a change in our business model or a change in the manufacturing or commercial construction industries could cause us to alter the introduction of new products, (14) changes in customer needs or changes in our production capabilities could change the percentage of net sales expected to be contributed by manufacturing and support services, (15) an economic downturn across multiple industries and geographic regions could negate the protections thought to be provided to us by the number of our customers and the varied markets they represent, (16) our ability to pass freight costs on to our customers could be adversely impacted by, in the short term, changes in fuel prices and by competitive selling pressures, (17) an upturn or downturn in the economy could alter, from historic norms, the time it typically takes a new store to achieve profitability or operating results comparable to existing stores and the rate of growth, and variability, of sales at older store locations, (18) our expectations about litigation may be impacted by the disclosure of currently unknown facts and other uncertainties in litigation including the possible expansion of claims brought by the claimants beyond those currently raised, and (19) changes in customer purchasing practices could impact our expectations about sales through our website. A discussion of other risks and uncertainties which could cause our operating results to vary from anticipated results or which could materially adversely affect our business, financial condition, or operating results is included later in this Form 10-K under the heading entitled 'Item 1A. Risk Factors'.

PRESENTATION OF DOLLAR AMOUNTS

All dollar amounts in this Form 10-K are presented in thousands, except for share and per share information or unless otherwise noted.

PART I

ITEM 1. BUSINESS

Note – information in this section is as of year end (December 31, 2010 and also sometimes 2009 when indicated) unless otherwise noted.

Fastenal Company (together with our wholly owned subsidiaries, hereinafter referred to as Fastenal or the Company or by terms such as we, our, or us) began as a partnership in 1967, and was incorporated under the laws of Minnesota in 1968. We had 2,490 store locations at year end. The various geographic areas in which we operate these store locations are summarized later.

Globally, we employed 13,285 people as of year end. We characterize their roles as follows:

Store and in-plant personnel	9,146
Non-store selling personnel	750
Distribution and manufacturing personnel	2,580
Administrative personnel	809
	13,285

We sell industrial and construction supplies in a wholesale and retail fashion. These industrial and construction supplies were grouped into eleven product lines described later in this document.

We operated 14 distribution centers in North America as of year end from which we distribute products to our store and in-plant locations.

Our Internet address for corporate and investor information is www.fastenal.com. The information contained on this website or connected to this website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report.

Development of the Business

Fastenal began in 1967 with a marketing strategy of supplying threaded fasteners to customers in small, medium-sized, and, in subsequent years, large cities. We believe our success can be attributed to our ability to offer our customers a full line of products at convenient locations and to the high quality of our employees.

We opened our first store in Winona, Minnesota, a city with a population of approximately 25,000. The following table shows our consolidated net sales for each fiscal year during the last ten years and the number of our store locations at the end of each of the last ten years:

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Net sales (in millions)	**$2,269.5**	1,930.3	2,340.4	2,061.8	1,809.3	1,523.3	1,238.5	994.9	905.4	818.3
Number of stores at year end	**2,490**	2,369	2,311	2,160	2,000	1,755	1,533	1,314	1,169	1,025

At year end, we operated the following number of store locations:

		2010	2009
North America		2,476	2,363
	United States	2,258	2,153
	Puerto Rico & Dominican Republic	9	9
	Canada	176	169
	Mexico	33	32
Central America	Panama	2	0
South America	Brazil - entity established, location planned for 2011	0	0
Asia	China	5	2
Southeast Asia	Singapore & Malaysia	4	2
Europe	The Netherlands, Hungary, & United Kingdom	3	2
Total		2,490	2,369

We select new locations for our stores based on their proximity to our distribution network, population statistics, and employment data for manufacturing and construction. Beginning in 2007, we disclosed our intention to continue opening new store locations at a rate of approximately 7% to 10% per year (calculated on the ending number of stores in the previous year). Given the recent economic slowdown, we decreased this range to 2% to 5% in 2009, this lower rate continued into the first half of 2010. From July 2010 to December 2010, we opened stores at an annualized rate of approximately 7%. We expect to open 150 to 200 stores in 2011, or a rate of approximately 6% to 8% (calculated on the ending number of stores in the previous year).

We stock all new stores with inventory drawn from all of our product lines. Subsequent to a new opening, store and district personnel may supplement the inventory offering to customize the selection to the needs of our local customer base.

We currently have several versions of selling locations. The majority of our stores operate as a 'Fastenal store' and stock our 'standard inventory' plus inventory unique to the local market. During the 2002 to 2005 period, this format was referred to as the CSP (or customer service project) format. The 'CSP project' was a significant store re-merchandising project during these years. The first type of selling location – a store location, can be further defined as either (1) a 'traditional' store, which services a wide variety of customers and stocks a wide selection of all the products we offer or (2) an 'overseas' store which focuses on manufacturing customers and on the fastener product line (this is the type of store format we have outside of North America).

In addition to the Fastenal store type discussed above, we also operate strategic account stores, strategic account sites, and 'in-plant' sites. A strategic account store is a unique location that sells to multiple large customers in a market. Because this location sells to multiple customers, it is included in our store count. A strategic account site is essentially the same, but it typically operates out of an existing store location, rather than a unique location; therefore, it is not included in our store count. An 'in-plant' site is a selling unit located in or near a customer's facility that sells product solely to that customer. 'In-plant' sites are not included in the store count numbers as they represent a customer subset of an existing store.

We believe, based on the demographics of the marketplace in North America, that there is sufficient potential in this geographic area to support at least 3,500 total stores. Many of the new store locations may be in cities in which we currently operate. Fastenal has not operated outside of North America long enough to assess the market potential of those markets.

We opened the following stores in the last five years:

		2010	2009	2008	2007	2006
North America		119	66	161	161	245
	United States	111	62	138	141	210
	Puerto Rico & Dominican Republic	0	1	0	0	0
	Canada	7	2	21	11	25
	Mexico	1	1	2	9	10
Central America	Panama	2	0	0	0	0
South America	Brazil - entity established, location planned for 2011	0	0	0	0	0
Asia	China	3	1	0	0	0
Southeast Asia	Singapore & Malaysia	2	1	0	0	0
Europe	The Netherlands, Hungary, & United Kingdom	1	1	0	0	0
Total		127	69	161	161	245

We plan to open additional stores outside of the United States in the future. The stores located outside the United States contributed approximately 10% of our consolidated net sales in 2010, with approximately 72% of this amount attributable to our Canadian operations.

No assurance can be given that any of the expansion plans described above will be achieved, or that new store locations, once opened, will be profitable.

It has been our experience that near-term profitability has been adversely affected by the opening of new store locations. This adverse effect is due to the start-up costs and the time necessary to generate a customer base. A new store generates its sales from direct sales calls, a slow process involving repeated contacts. As a result of this process, sales volume builds slowly and it typically requires ten to twelve months for a new store to achieve its first profitable month, although this time frame has been longer in the current economic downturn. Of the 29 stores opened in the first quarter of 2010, 14 were profitable in the fourth quarter of 2010.

The data in the following table shows the change in the average sales of our stores from 2009 to 2010 based on the age of each store. The stores opened in 2010 contributed approximately $22,040 (or approximately 1.0%) of our consolidated net sales in 2010, with the remainder coming from stores opened prior to 2010.

Age of stores on December 31, 2010	Year Opened	Number of stores in group on December 31, 2010	Closed stores[1]	Average Monthly Sales 2009	**Average Monthly Sales 2010**	Percent Change
0-1 year old	2010	127	-	N/A	**$15** [2]	N/A
1-2 years old	2009	69	-	$18 [2]	**64**	N/A
2-3 years old	2008	161	-	39	**48**	23.1%
3-4 years old	2007	160	3/0	43	**54**	25.6%
4-5 years old	2006	243	2/2	43	**53**	23.3%
5-6 years old	2005	219	0/2	47	**54**	14.9%
6-7 years old	2004	215	1/1	54	**62**	14.8%
7-8 years old	2003	146	0/3	56	**60**	7.1%
8-9 years old	2002	140	0/1	61	**71**	16.4%
9-10 years old	2001	124	1/1	78	**89**	14.1%
10-11 years old	2000	87	-	72	**82**	13.9%
11-12 years old	1999	44	-	86	**102**	18.6%
12-16 years old	1995-1998	440	-	83	**92**	10.8%
16+ years old	1967-1994	315	-	132	**149**	12.9%

[1] We closed seven stores and ten stores and converted one store and one store in 2010 and 2009, respectively. The respective average sales above were calculated assuming the store closed mid year. The number of closed locations is noted in the table above as 2010 number/2009 number.

[2] The average sales include sales of stores open for less than the full fiscal year.

At year end, we operated eleven distribution centers in the United States - Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, Utah, North Carolina, and Kansas, and three outside the United States – Ontario, Canada; Alberta, Canada; and Nuevo Leon, Mexico. These 14 distribution centers give us over 2.6 million square feet of distribution capacity. These distribution centers are located so as to permit twice-a-week to five times-a-week deliveries to our stores using our trucks and overnight delivery by surface common carrier. As the number of stores increases, we intend to add new distribution centers.

Our information systems department develops, implements, and maintains the computer based technology used to support business functions within Fastenal. Corporate, e-Business and distribution center systems are primarily supported from a central location(s), while each store uses a locally installed Point-Of-Sale (POS) system. The systems consist of both customized and purchased software. A dedicated Wide Area Network (WAN) is used to provide connectivity between systems and authorized users.

Trademarks and Service Marks

We conduct business under various trademarks and service marks (see table below). We utilize a variety of designs and tag lines in connection with each of these marks, including *First In Fasteners*™. Although we do not believe our operations are substantially dependent upon any of our trademarks or service marks, we consider the 'Fastenal' name and our other trademarks and service marks to be valuable to our business.

Products

Our original product offerings were fasteners and other industrial and construction supplies, many of which are sold under the Fastenal® product name. This product line, which we refer to as the fastener product line, consists of two broad categories: threaded fasteners, such as bolts, nuts, screws, studs, and related washers; and miscellaneous supplies, such as paints, various pins and machinery keys, concrete anchors, batteries, sealants, metal framing systems, wire rope, strut, private-label stud anchors, rivets, and related accessories.

Threaded fasteners are used in most manufactured products and building projects, and in the maintenance and repair of machines and structures. Many aspects of the threaded fastener market are common to all cities. Variations from city to city that do exist typically relate to the types of businesses operating in a market or to the environmental conditions in a market. Therefore, we open each store with a broad selection of base stocks of inventory and then allow the local store and district leaders to tailor the additional inventory to the local market demand as it develops.

Threaded fasteners accounted for approximately 90% of the fastener product line sales in 2010, 2009, and 2008 and approximately 45%, 45%, and 46% of our consolidated net sales in 2010, 2009, and 2008, respectively.

Since 1993, we have added additional product lines. These product lines are sold through the same distribution channel as the original fastener product line. Our product lines include the following:

Product Line:	Year introduced	Approximate number of stock items	Private label product name[1]
Fasteners	1967	456,000	FNL G9®, Rock River®, Holo-Krome®, PowerPhase™, EcoGuard™, FNL EcoGuard™
Tools	1993	147,000	Rock River®, FMT™, EquipRite™
Cutting tools	1996	276,000	FMT™, Tritan™, EquipRite™
Hydraulics & pneumatics	1996	86,000	Dynaflo™
Material Handling	1996	19,000	EquipRite™
Janitorial supplies	1996	17,000	Clean Choice®, EquipRite™
Electrical supplies	1997	28,000	PowerPhase™
Welding supplies[2]	1997	39,000	Blackstone®
Safety supplies	1999	37,000	Bodyguard™
Metals	2001	13,000	Fastenal®
Office supplies	2010	3,000	Aspect™

[1] In addition, several service marks such as Fastenal®, Profitter®, Blackstone®, and Northway™ are used in several product categories.

[2] We do not sell welding gases.

We plan to continue to add other products in the future.

Inventory Control

Our inventory stocking levels are determined using our computer systems, our sales personnel at the store, district, and region levels, and our product managers. The data used for this determination is derived from sales activity from all of our stores, from individual stores, and from different geographic areas. It is also derived from vendor information and from customer demographic information. The computer system monitors the inventory level for all stock items and triggers replenishment, or prompts a buyer to purchase, as necessary, based on an established minimum-maximum level. All stores stock a base inventory and may expand beyond preset inventory levels as deemed appropriate by their district managers. Inventories in distribution centers are established from computerized data for the stores served by the respective centers. Inventory quantities are continuously re-balanced utilizing an automated transfer mechanism we call 'inventory re-distribution'.

Manufacturing and Support Services Operations

In 2010, approximately 94% of our consolidated net sales were attributable to products manufactured by other companies to industry standards. The remaining 6% related to products manufactured, modified or repaired by our manufacturing businesses or our support services. The manufactured products consist primarily of non-standard sizes of threaded fasteners made to customers' specifications. The services provided by the support services group include, but are not limited to, items such as tool repair, band saw blade welding, third-party logistics, and light manufacturing. We engage in these activities primarily as a service to our customers and expect these activities in the future to continue to contribute in the range of 4% to 10% of our consolidated net sales.

Sources of Supply

We use a large number of suppliers for the approximately 1,121,000 standard stock items we distribute. Most items distributed by our network can be purchased from several sources, although preferred sourcing is used for some stock items to facilitate quality control. No single supplier accounted for more than 5% of our purchases in 2010.

Geographic Information

Information regarding our revenues and certain assets by geographic location is set forth in note 8 to the Notes to Consolidated Financial Statements included later in this Form 10-K under the heading 'Item 8. Financial Statements and Supplementary Data'. Foreign currency fluctuations, changes in trade relations, or fluctuations in the relative strength of foreign economies could impact our ability to procure products overseas at competitive prices and our foreign sales.

Customers and Marketing

We believe our success can be attributed to our ability to offer customers a full line of quality products at convenient locations, and to the superior service orientation and expertise of our employees. Most of our customers are in the construction and manufacturing markets. The construction market includes general, electrical, plumbing, sheet metal, and road contractors. The manufacturing market includes both original equipment manufacturers and maintenance and repair operations. Other users of our products include farmers, truckers, railroads, mining companies, federal, state and local governmental entities, schools, and certain retail trades. During the fourth quarter of 2010, our total number of active customer accounts (defined as accounts having purchase activity within the last 90 days) was approximately 362,000.

During each of the three years ended December 31, 2010, no one customer accounted for a significant portion of our sales. We believe that our large number of customers together with the varied markets that they represent, provide some protection to us from economic downturns.

Store personnel generate a significant portion of our sales through direct calls on customers. Because of the nature of our business, we make limited use of the more expensive forms of mass media advertising such as television, radio, and newspapers. The forms of advertising we use include signs, catalogs, and direct mailings.

Competition

Our business is highly competitive. Competitors include both large distributors located primarily in large cities and smaller distributors located in many of the same cities in which we have stores. We believe that the principal competitive factors affecting the markets for our products are customer service, price, convenience, and product availability.

Some competitors use vans to sell their products in markets away from their main warehouses, while others rely on mail order, websites, or telemarketing sales. We, however, believe that the convenience provided to customers by operating stores in small, medium, and large markets, each offering a wide variety of products, is a competitive selling advantage and that the large number of stores in a given area, taken together with our ability to provide frequent deliveries to such stores from centrally located distribution centers, makes possible the prompt and efficient distribution of products. Having trained personnel at each store also enhances our ability to compete (see 'Employees' below).

Employees

At year end, we employed a total of 13,285 full and part-time employees, most of whom were employed at a store location. A breakout of the number of employees, and their respective roles, is contained earlier in this document.

We believe the quality of our employees is critical to our ability to compete successfully in the markets we currently serve and to our ability to open new stores in new markets. We foster the growth and education of skilled employees throughout the organization by operating training programs and by decentralizing decision-making. Wherever possible, our goal is to 'promote from within'. For example, most new store managers are promoted from an outside sales position and district managers (who supervise a number of stores) are usually former store managers.

The Fastenal School of Business (our internal corporate university program) develops and delivers a comprehensive array of industry and company specific education and training programs that are offered to all employees. Our school of business provides core curricula focused on key competencies determined to be critical to the success of our employees' performance. In addition, we provide specialized educational tracks within various institutes of learning. These institutes of learning are advanced levels that provide specific concentrations of education and development and have been designed to focus on the critical aspects of our business. These institutes provide a focused educational experience to enhance employee performance in relevant business areas such as leadership, effective store best practices, sales and marketing, product education, and distribution.

Our sales personnel are compensated with a modest base salary and an incentive bonus arrangement that places emphasis on achieving increased sales on a store and regional basis, while still attaining targeted levels of, among other things, gross profit and collections. As a result, a significant portion of our total employment cost varies with sales volume. We also pay incentive bonuses to our leadership personnel based on one or more of the following factors: sales growth, profit growth (before and after taxes), profitability, and return on assets, and to our other personnel for achieving pre-determined departmental, project, and cost containment goals.

None of our employees is subject to a collective bargaining agreement and we have experienced no work stoppages. We believe our employee relations are good.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on or through our website at www.fastenal.com as soon as reasonably practicable after such reports have been filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

In addition to the other information in this Form 10-K, the following factors should be considered in evaluating our business. Our operating results depend upon many factors and are subject to various risks and uncertainties. The material risks and uncertainties known to us which may cause the operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

A downturn in the economy and other factors may affect customer spending, which could harm our operating results.

In general, our sales represent spending on discretionary items or consumption needs by our customers. This spending is affected by many factors, including, among others:

- general business conditions,
- business conditions in our principal markets,
- interest rates,
- inflation,
- liquidity in credit markets,
- taxation,
- fuel prices and electrical power rates,
- unemployment trends,
- terrorist attacks and acts of war, and
- other matters that influence customer confidence and spending.

A downturn in either the national or local economy where our stores operate or changes in any of the other factors described above could negatively impact sales at our stores and their level of profitability.

This risk was demonstrated during the last several years. As the economic condition in North America weakened significantly in the fall of 2008 and 2009, our customers, which operate principally in various manufacturing, non-residential construction, and services sectors, experienced a pronounced slowdown that adversely impacted our sales and operating results in those periods. A lag in these sectors, even as the general economy improves, could adversely impact our business.

Interruptions in the proper functioning of information systems could disrupt operations and cause unanticipated increases in costs and/or decreases in revenues.

The proper functioning of our information systems is critical to the successful operation of our business. Although our information systems are protected with robust backup systems, including physical and software safeguards and remote processing capabilities, information systems are still vulnerable to natural disasters, power losses, unauthorized access, telecommunication failures, and other problems. If critical information systems fail or are otherwise unavailable, our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, and maintain the security of the Company and customer data, could be adversely affected.

Our current estimate for total store market potential in North America could be incorrect.

One of our primary growth strategies is to grow our business through the introduction of stores into new markets. Based on a snapshot of current marketplace demographics in the United States, Canada, and Mexico, we currently estimate there is potential market opportunity in North America to support approximately 3,500 stores. We cannot guarantee that our market potential estimates are accurate or that we will open stores to reach the full market opportunity. In addition, a particular local market's ability to support a store may change because of a change in our store format or the presence of a competitor's store.

We may be unable to meet our goals regarding new store openings.

Our growth, in part, is dependent primarily on our ability to attract new customers. Historically, the most effective way to attract new customers has been opening new stores. In 2007 and 2008, our business strategy focused on opening stores at a rate of approximately 7% to 10% each year, although the economic slowdown in the latter four months of 2008 and all of 2009 caused us to adjust this rate to 2% to 5% for 2009. We opened stores at an annualized rate of 7% in the second half of 2010. We expect to open approximately 6% to 8% new stores in 2011, failure to open stores at this rate could negatively impact our long-term growth.

Our current business strategy 'pathway-to-profit', which involves reducing our rate of new store openings and using the money saved to add outside sales personnel to existing stores, has not yet proven successful on a long-term basis.

In April 2007, we introduced our 'pathway to profit' strategy. This strategy involved slowing our annual new store openings from our historical rate of 13% to 18% to approximately 7% to 10%. The funds saved by opening fewer stores would be invested in additional outside sales personnel, with the goal of increasing our average annual per store sales, capturing earnings leverage, and increasing our pre-tax earnings. At the time we introduced this strategy, we believed that, over the five year period from 2007 to 2012, we could grow our average store sales to $125 thousand per month and grow our pre-tax earnings as a percent of net sales from 18% to 23%. The economic weakness that dramatically worsened in the fall of 2008 and continued into 2009 caused us to alter this strategy during 2009 by temporarily slowing our annual new store openings to a range of approximately 2% to 5% and temporarily stopping headcount additions except at newly opened stores and stores that are growing. Because of this economic setback, we have indicated that the time required to achieve our pre-tax earnings percentage goals for 'pathway to profit' could be delayed 24 to 30 months. More recently, we have indicated we believe we could hit our pre-tax earnings percentage goal with less than the $125 thousand per month figure cited above. We now believe the pre-tax earnings goal might be accomplished with average store sales as low as $100 to $110 thousand per month. This could shorten the extended time line. However, we cannot assure this will occur. A more prolonged downturn in the economy than expected, the prospect of future economic deterioration, difficulty in successfully attracting and retaining qualified outside sales personnel, reduced profitability from that currently experienced in the various categories of store sales size, and failure to successfully change our selling process could further adversely impact our ability to grow average store sales, capture earnings leverage, and achieve desired pre-tax earnings results.

Changes in customer or product mix, downward pressure on sales prices, and changes in volume of orders could cause our gross margin percentage to fluctuate or decline in the future.

Changes in our customer or product mix, downward pressure on sales prices, and changes in the volume of our orders could cause our gross margin percentage to fluctuate or decline. From time to time we have experienced changes in product mix. For example, marketing activities to existing customers and needs communicated to us from existing and prospective customers have caused us to change our product mix in the past. When we change our product mix, there can be no assurance that we will be able to maintain our historical gross margins. In addition, gross margins can deteriorate if we experience downward pressure on sales prices as a result of deflation, pressures on customers to reduce costs or increased competition, as was the case in 2009. Furthermore, reductions in our volume of purchases, as also happened in 2009, can adversely impact gross margins by reducing vendor volume allowances.

Opening stores in new markets presents increased risks that may prevent us from being profitable in these new locations.

We intend to open stores in new markets pursuant to our growth strategy. New stores do not typically achieve operating results comparable to our existing stores until after several years of operation, and stores in new markets face additional challenges to achieving profitability. A new store generates its sales from direct sales calls, a slow process involving repeated contacts. In new markets, we have less familiarity with local customer preferences and customers in these markets are less familiar with our name and capabilities. In addition, entry into new markets may bring us into competition with new, unfamiliar competitors. We cannot assure success in operating our stores in new markets on a profitable basis.

New store openings may negatively impact our operating results.

While new stores build the infrastructure for future growth, the first year sales in new stores are low, and the added expenses relating to payroll, occupancy, and transportation costs can impact our ability to leverage earnings. It has been our experience that new stores take approximately ten to twelve months to achieve profitability. We cannot assure you that we will be successful in operating our new stores on a profitable basis.

The ability to identify new products and product lines, and integrate them into our store and distribution network, may impact our ability to compete and our sales and margins.

Our success depends in part on our ability to develop product expertise at the store level and identify future products and product lines that complement existing products and product lines and that respond to our customers' needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our stores and distribution network could impact sales and margins.

Increases in energy costs and the cost of raw materials used in our products could impact our cost of goods and distribution and occupancy expenses, which may result in lower operating margins.

Costs of raw materials used in our products (e.g., steel) and energy costs have fluctuated during the last several years. Increases in these costs result in increased production costs for our vendors. These vendors typically look to pass their increased costs along to us through price increases. The fuel costs of our distribution and store operations have fluctuated as well. While we typically try to pass increased vendor prices and fuel costs through to our customers or to modify our activities to mitigate the impact, we may not be successful. Failure to fully pass any such increased prices and costs through to our customers or to modify our activities to mitigate the impact would have an adverse effect on our operating margins.

Our ability to successfully attract and retain qualified personnel to staff our stores could impact labor costs, sales at existing stores, and the rate of new store openings.

Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified employees, including store managers, outside sales personnel, and other store associates, who understand and appreciate our culture and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas, and the turnover rate in the industry is high. If we are unable to hire and retain personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and product knowledge, our sales could be materially adversely affected. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may also delay the planned openings of new stores. Any such delays, material increases in employee turnover rates at existing stores, or increases in labor costs, could have a material adverse effect on our business, financial condition or operating results.

Inclement weather and other disruptions to the transportation network could impact our distribution system.

Our ability to provide efficient distribution of core business products to our store network is an integral component of our overall business strategy. Disruptions at distribution centers or shipping ports, due to events such as the hurricanes of 2005 and the longshoreman's strike on the West Coast in 2002, may affect our ability to both maintain core products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations. In addition, severe weather conditions could adversely affect demand for our products in particularly hard hit regions.

We are exposed to foreign currency exchange rate risk, and changes in foreign exchange rates could increase our costs to procure products and our foreign sales.

Because the functional currency related to most of our foreign operations is the applicable local currency, we are exposed to foreign currency exchange rate risk arising from transactions in the normal course of business, such as sales to third party customers and purchases from suppliers denominated in foreign currencies. In addition, fluctuations in the relative strength of foreign economies could impact our ability to procure products overseas at competitive prices and our foreign sales. Our primary exchange rate exposure is with the Canadian dollar.

We may not be able to compete effectively against our competitors, which could harm our business and operating results.

The industrial, construction, and maintenance supply industry, although consolidating, still remains a large, fragmented industry that is highly competitive. Our current or future competitors include companies with similar or greater market presence, name recognition, and financial, marketing, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, and services. Increased competition in markets in which we have stores or the adoption by competitors of aggressive pricing strategies and sales methods could cause us to lose market share or reduce our prices or increase our spending, thus eroding our margins.

Our revenues and net income may be adversely affected by economic conditions, political situations, and changing laws and regulations in foreign countries, over which we have no control.

We obtain certain of our products, and our suppliers obtain certain of their products, from China, Taiwan, South Korea, Mexico, and other foreign countries. Our vendors could discontinue selling products manufactured in foreign countries at any time for reasons that may or may not be in our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our operating results and inventory levels could suffer if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

The industrial, construction, and maintenance supply industry is consolidating, which could cause it to become more competitive and could negatively impact our business.

The industrial, construction and maintenance supply industry in North America is consolidating. This consolidation is being driven by customer needs and supplier capabilities, which could cause the industry to become more competitive as greater economies of scale are achieved by suppliers. Customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. We believe these customer needs could result in fewer suppliers as the remaining suppliers become larger and capable of being a consistent source of supply.

There can be no assurance that we will be able in the future to take advantage effectively of the trend toward consolidation. The trend in our industry toward consolidation could make it more difficult for us to maintain operating margins. Furthermore, as our industrial and construction customers face increased foreign competition, and potentially lose business to foreign competitors or shift their operations overseas in an effort to reduce expenses, we may face increased difficulty in growing and maintaining our market share and growth prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES

We own seven facilities in Winona, Minnesota. These facilities are as follows:

Purpose	Approximate Square Feet
Distribution center and home office	213,000
Manufacturing facility	100,000
Computer support center	13,000
Winona store	15,000
Winona product support and support services facility	55,000
Rack and shelving storage	42,000
Multi-building complex which houses certain operations of the distribution group and and the home office support group	30,000

We also own the following facilities, excluding store locations, outside of Winona, Minnesota:

Purpose	Location	Approximate Square Feet
Distribution center and manufacturing facility	Indianapolis, Indiana	525,000[1]
Storage facility	Indianapolis, Indiana	419,000
Distribution center	Atlanta, Georgia	198,000
Distribution center	Dallas, Texas	176,000[2]
Distribution center	Scranton, Pennsylvania	160,000
Distribution center	Akron, Ohio	102,000
Distribution center	Kansas City, Kansas	300,000
Distribution center	Toronto, Ontario, Canada	62,000
Distribution center	Greensboro, North Carolina	250,000
Distribution center and manufacturing facility	Modesto, California	328,000
Manufacturing facility	Rockford, Illinois	100,000
Manufacturing facility	Johor, Malaysia	27,000
Manufacturing facility	Wallingford, Connecticut	187,000[3]

[1] In addition, this facility has an auxiliary building which contains an automated storage and retrieval system with capacity of 52,000 pallet locations and 250,000 tote locations for small parts.

[2] In addition, this facility has an auxiliary building which contains an automated storage and retrieval system with capacity of 14,000 pallet locations and 42,000 tote locations for small parts.

[3] This facility was purchased in 2010 with the intention of being the future site for our Holo-Krome® manufacturing operation, which operated in a leased location at year end.

In addition, we own 223 buildings that house our store locations in various cities throughout North America.

All other buildings we occupy are leased. Leased stores range from approximately 3,500 to 10,000 square feet, with lease terms of up to 60 months (most initial lease terms are for 36 to 48 months). We also lease the following:

Purpose	Location	Approximate Square Feet	Lease Expiration Date	Remaining Lease Renewal Options
Distribution center	Seattle, Washington	80,000	April 2012	None[1]
Distribution center	Salt Lake City, Utah	44,000	July 2015	None
Distribution center	Monterrey, Nuevo Leon, Mexico	14,000	June 2011	One[2]
Distribution center and manufacturing facility	Edmonton, Alberta, Canada	18,000	July 2013	None
Manufacturing facility	West Hartford, Connecticut	200,000	December 2011	None[3]
Manufacturing facility	Houston, Texas	17,000	July 2011	One[2]

[1] We intend to re-negotiate the Seattle, Washington lease in 2012.

[2] We intend to exercise our renewal options on these facilities in 2011.

[3] We purchased a building in 2010 with the intention to relocate this operation (Holo-Krome®) during 2011.

If economic conditions are suitable, we will, in the future, consider purchasing store locations to house our older stores. It is anticipated the majority of new store locations will continue to be leased. It is our policy to negotiate relatively short lease terms to facilitate relocation of particular store operations, when desirable. Our experience has been that space suitable for our needs and available for leasing is more than sufficient.

ITEM 3. LEGAL PROCEEDINGS

A discussion of our policies with respect to legal proceedings is discussed in the management's discussion and analysis and our legal proceedings and other loss contingencies as described in Note 10 of the consolidated financial statements. The description of our legal proceedings in Note 10 of the consolidated financial statements to this filing is incorporated herein by reference.

In July 2010, we received a letter from the Civil Division of the Department of Justice (the 'DOJ') advising that they intended to be ready to commence litigation against us regarding a contract we entered into with the United States General Services Administration (the 'GSA') in 2000. We discontinued the GSA contract in 2005. The letter is related to an audit conducted by the GSA Office of Inspector General (the 'OIG') in 2005-06 that suggested we had not complied with certain pricing and product requirement provisions, and had potentially overcharged government customers under the contract. We communicated our disagreement with the audit report, and participated in several meetings and discussions with the OIG and DOJ on these disputed issues during the past several years. A subpoena dated March 25, 2010, was sent to us from the DOJ seeking information about the Company's position concerning our compliance under the contract, and we provided responsive information to the DOJ in May 2010. Discussions between the DOJ and Fastenal relating to our compliance with the pricing and product requirement provisions under the contract continued. As of June 30, 2010, the DOJ had offered to resolve this matter for a payment by us of $9.5 million and we had offered $750 thousand (our offer was accrued as of June 30, 2010). During the third quarter of 2010, we continued our discussions with the DOJ, the DOJ modified their offer to settle to $8.5 million and we increased our offer to $2.75 million (our new offer was accrued as of September 30, 2010). During the fourth quarter of 2010, we met with the DOJ in a non-binding mediation event. This mediation, and the discussions that followed, concluded with a $6.25 million settlement. We chose to settle this matter to (1) avoid a protracted legal dispute with the DOJ, the outcome of which could include settlement or civil litigation by the DOJ to recover, among other amounts, treble damages and penalties under the False Claims Act and, (2) because we felt a continuation of our dispute with the DOJ and GSA was not the best use of our resources. Despite this settlement, we continue to believe that we complied with our obligations under the GSA contract in all material respects.

In early February 2010, we received a letter from a California fastener supplier dated January 26, 2010. This letter threatened to sue us for an alleged violation of an exclusive distribution arrangement this supplier believes exists between our organizations. In addition to the letter, this supplier provided a press release and a video regarding the claim that they threatened to make public unless we agreed to mediation of the claim. Shortly after receipt of this letter, we performed a preliminary internal review to understand (1) who this supplier was and (2) the nature of our relationship with this supplier. Based on that review, we determined that this supplier manufactures a niche type of fastener and that the total volume of purchases by us, from all suppliers, over the purported term of the alleged exclusivity arrangement of this niche type of fastener did not exceed $1 million. Following completion of our preliminary internal review, we requested additional information and documentation from the supplier. The supplier's response failed to provide the requested information and documentation. By letter dated February 26, 2010, we quantified for the supplier our total volume of purchases as discussed above and informed the supplier that we believed their claim was grossly exaggerated and completely unsupported. We have not received any direct response to our February 26, 2010 letter. On May 3, 2010, this supplier filed suit in Arkansas federal court alleging damages. In response, we filed a motion to dismiss. This motion to dismiss was denied on August 16, 2010. It is too early to determine how this case will progress. Based on current information, we believe the prospect that we will incur a material liability as a result of this claim is remote. While we are not required to disclose this matter under the rules of the Securities and Exchange Commission ('SEC'), we initially disclosed the existence of this threat in February 2010 (in our 2009 annual report on Form 10-K) as we believed that disclosure was prudent due to the alleged amount ($180 million) of the claim and the threat to make these allegations public.

ITEM 4. [REMOVED AND RESERVED]

ITEM X. EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Fastenal Company are:

Name	Employee of Fastenal since	Age	Position
Willard D. Oberton	1980	52	Chief Executive Officer, President, and Director
Daniel L. Florness	1996	47	Executive Vice President and Chief Financial Officer
Nicholas J. Lundquist	1979	53	Executive Vice President-Sales
Leland J. Hein	1985	50	Executive Vice President-Sales
Steven A. Rucinski	1980	53	Executive Vice President-Sales
Reyne K. Wisecup	1988	48	Executive Vice President-Human Resources and Director
James C. Jansen	1992	40	Executive Vice President-Operations
Michael S. Camp	1991	42	Executive Vice President-Product and Procurement
Ashok Singh	2001	48	Executive Vice President-Information Technology

Mr. Oberton has been our chief executive officer and president since December 2002. From July 2001 through December 2002, Mr. Oberton was our president and chief operating officer. Mr. Oberton has also served as one of our directors since June 1999.

Mr. Florness has been our executive vice-president and chief financial officer since December 2002. From June 1996 to November 2002, Mr. Florness was our chief financial officer.

Mr. Lundquist has been one of our executive vice presidents - sales since November 2007. Mr. Lundquist's responsibilities include sales and operational oversight over a substantial portion of our business. From December 2002 to November 2007, Mr. Lundquist was our executive vice president and chief operating officer.

Mr. Hein has been one of our executive vice presidents - sales since November 2007. Mr. Hein's responsibilities include sales and operational oversight over a substantial portion of our business. Prior to November 2007, Mr. Hein served in various sales leadership roles, most recently as leader of our Winona and Kansas City based regions.

Mr. Rucinski has been one of our executive vice presidents - sales since November 2007. Mr. Rucinski's responsibilities include sales and operational oversight over our international business. Prior to November 2007, Mr. Rucinski served in various sales leadership roles, most recently as leader of national accounts.

Ms. Wisecup has been our executive vice president - human resources since November 2007. Prior to November 2007, Ms. Wisecup served in various support roles, most recently as director of employee development. Ms. Wisecup has served as one of our directors since 2000.

Mr. Jansen has been our executive vice president - operations since January 2010. Mr. Jansen's responsibilities include distribution development as well as manufacturing. From November 2007 to January 2010, Mr. Jansen was our executive vice president - internal operations. From June 2005 to November 2007, Mr. Jansen served as leader of systems development (this role encompassed both information systems and distribution systems development). From April 1999 to June 2005, Mr. Jansen was the leader of our Dallas, Texas based region.

Mr. Camp has been our executive vice president – product and procurement since January 2011. Mr. Camp's responsibilities include product development, global sourcing and procurement. From January 2008 through April 2008, Mr. Camp was our vice president of procurement and in May 2008 was given additional responsibility for our product development team. For the previous five years (2003-2007), Mr. Camp served as the president of our FASTCO subsidiary and was based in Shanghai, China and was responsible for our sourcing, supplier development and procurement functions within the Asia-Pacific region. From March 1996 to January 2003, Mr. Camp was the leader of our corporate purchasing departments.

Mr. Singh has been our executive vice president – information technology since January 2011. Mr. Singh joined Fastenal in 2001 and has served in various roles of increasing responsibility in the administration and application development areas within our information technology group.

The executive officers are elected by our board of directors for a term of one year and serve until their successors are elected and qualified. None of our executive officers are related to any other such executive officer or to any of our other directors.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Data

Our shares are traded on The NASDAQ Stock Market under the symbol 'FAST'. As of February 1, 2011, there were approximately 1,400 recordholders of our common stock, which includes nominees or broker dealers holding stock on behalf of an estimated 80,000 beneficial owners.

The following table sets forth, by quarter, the high and low closing sale price of our shares on The NASDAQ Stock Market for 2010 and 2009.

2010:	High	Low
First quarter	**$49.00**	**41.21**
Second quarter	**$56.48**	**48.33**
Third quarter	**$53.80**	**45.09**
Fourth quarter	**$60.11**	**51.22**

2009:	High	Low
First quarter	$37.53	26.16
Second quarter	$38.74	32.15
Third quarter	$40.13	30.56
Fourth quarter	$42.19	34.50

In 2010, we paid semi-annual dividends of $0.40 and $0.42 per share and we paid a special one-time supplemental dividend of $0.42 per share (total 2010 dividend equals $1.24 per share). In 2009, we paid semi-annual dividends of $0.35 and $0.37 per share (total 2009 dividend equals $0.72 per share). On January 17, 2011, we announced a dividend of $0.50 per share to be paid on February 25, 2011 to shareholders of record at the close of business on February 15, 2011. We expect that we will continue to pay comparable cash dividends in the foreseeable future, provided that any future determination as to payment of dividends will depend upon our financial condition and results of our operations and such other factors as are deemed relevant by our board of directors.

Issuer Purchases of Equity Securities

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1-31, 2010	0	$0.00	0	900,000
November 1-30, 2010	0	$0.00	0	900,000
December 1-31, 2010	0	$0.00	0	900,000
Total	0	$0.00	0	900,000

The Fastenal Company Common Stock Comparative Performance Graph

Set forth below is a graph comparing, for the five years ended December 31, 2010, the yearly cumulative total shareholder return on our common stock with the yearly cumulative total shareholder return of the S&P Composite Index and an index (the Peer Group Index) of a group of peer companies selected by us (the Peer Group). The companies in the Peer Group are Lawson Products, Inc., MSC Industrial Direct Co., Inc., Airgas, Inc., and W.W. Grainger, Inc. Fastenal is not included in the Peer Group.

In calculating the yearly cumulative total shareholder return of the Peer Group Index, the shareholder returns of the companies included in the Peer Group are weighted according to the stock market capitalization of such companies at the beginning of each period for which a return is indicated.

The comparison of total shareholder returns in the performance graph assumes that $100 was invested on December 31, 2005 in Fastenal Company, the S&P Composite Index and the Peer Group Index, and that dividends were reinvested when and as paid.

Comparison of Five Year Cumulative Total Return Among Fastenal Company, Peer Group Index, and S&P Composite Index


200
150
100
50
0
2005
2006
2007
2008
2009
2010
Fastenal Company
Peer Group Index
S&P Composite Index

	2005	2006	2007	2008	2009	2010
Fastenal Company	100.00	92.63	105.47	92.72	113.03	**166.89**
Peer Group Index	100.00	105.50	128.50	110.86	138.96	**195.62**
S&P Composite Index	100.00	115.79	122.16	76.96	97.33	**111.99**

ITEM 6. SELECTED FINANCIAL DATA

Incorporated herein by reference is Ten-Year Selected Financial Data on page 5 of Fastenal's 2010 Annual Report to Shareholders of which this Form 10-K forms a part, a portion of which is filed as Exhibit 13 to this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements. (Dollar amounts are in thousands except for per share amounts and where otherwise noted.)

BUSINESS AND OPERATIONAL OVERVIEW:
Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. We distribute these supplies through a network of approximately 2,500 company owned stores. Most of our customers are in the manufacturing and non-residential construction markets. The manufacturing market includes both original equipment manufacturers (OEM) and maintenance and repair operations (MRO). The non-residential construction market includes general, electrical, plumbing, sheet metal, and road contractors. Other users of our product include farmers, truckers, railroads, mining companies, federal, state, and local governmental entities, schools, and certain retail trades. Geographically, our stores and customers are primarily located in North America.

Like most industrial and construction centric organizations, we have endured a roller coaster ride over the last several years. The third quarter of 2008 included the final months of an inflationary period related to both steel prices (approximately 50% of our sales consist of some type of fastener – nuts, bolts, screws, etc. – most of which are made of steel) and energy prices (a meaningful item for us given the amount of energy that is necessary in the production of our products and in the transportation of our products across North America in one of our over 5,000 vehicles on the road).

In the fourth quarter of 2008, and throughout much of 2009, this inflation turned to deflation. When the swings are dramatic, this can hurt our gross margins because we are selling expensive inventory on the shelf at declining prices. This hurt our gross margins in 2009. The drop in energy costs over the same period provided some relief, but it was small in comparison to the impact of deflation. The deflation of 2009 ended and these conditions normalized and allowed our gross margins to partially recover in 2010. (See later discussion on gross margins.)

The discussion that follows includes information regarding our sales growth and our sales by product line during 2010. This information provides a summary view to understand the dynamics of the year. However, we feel the real story is told in the monthly sales changes, sequential trends, and end market information that follow – they explain the real impact of the market dynamics affecting us over this period of uncertainty.

As always, the 'pathway to profit' is the cornerstone of our business evolution, and it influences everything we do. Remember, our business centers on our 2,500 stores – their individual success leads to the success of the entire organization over time. As you read the balance of this discussion you will see our stores were able to make great strides in their endeavor to dig out of the economic hole known as 2009. We will continue to work to complete this task and maintain our goal of ***Growth through Customer Service***.

SALES GROWTH:
Net sales and growth rates in net sales were as follows:

	2010	2009	2008
Net sales	$ 2,269,471	1,930,330	2,340,425
Percentage change	17.6%	-17.5%	13.5%

The increase in net sales in 2010 came primarily from higher unit sales. Our growth in net sales was not meaningfully impacted by deflationary or inflationary price changes in our products or by the introduction of new products or services. The higher unit sales resulted primarily from increases in sales at older store locations (discussed below and again later in this document) and to a lesser degree the opening of new store locations in the last several years. The growth in net sales at the older store locations was due to the moderating impacts of the current recessionary environment, an environment which dramatically worsened late in 2008. The increase in net sales also resulted from the strengthening of the Canadian currency relative to the United States dollar and from our Holo-Krome business, which we acquired in December 2009. These two items added approximately 0.7 and 0.5 percentage points, respectively, to our growth in 2010.

The decrease in net sales in 2009 came primarily from lower unit sales, the decrease was amplified by deflationary price changes, particularly in our steel based products. Our sales change in 2009 was not meaningfully impacted by the introduction of new products or services. The lower unit sales resulted primarily from decreases in sales at older store locations (discussed below and again later in this document); this was partially offset by the opening of new stores in the last several years. The decrease in sales at older store locations was directly related to the economic meltdown that occurred late in 2008 and the first part of 2009.

The impact of the economy is best reflected in the growth performance of our stores opened greater than ten years ago (store sites opened as follows: 2010 group – opened 2000 and earlier, 2009 group – opened 1999 and earlier, and 2008 group – opened 1998 and earlier) and opened greater than five years ago (store sites opened as follows: 2010 group – opened 2005 and earlier, 2009 group – opened 2004 and earlier, and 2008 group – opened 2003 and earlier). These two groups of stores are more cyclical due to the increased market share they enjoy in their local markets. The stores opened greater than two years ago represent a consistent 'same store' view of our business (store sites opened as follows: 2010 group – opened 2008 and earlier, 2009 group – opened 2007 and earlier, and 2008 group – opened 2006 and earlier). The daily sales change for each of these groups was as follows:

Store Age	2010	2009	2008
Opened greater than 10 years	12.5%	-21.1%	6.9%
Opened greater than 5 years	13.0%	-20.6%	7.8%
Opened greater than 2 years	14.6%	-19.5%	9.6%

Note: The age groups above are measured as of the last day of each respective year.

Stores opened in 2010 contributed approximately $22,040 (or 1.0%) to 2010 net sales. Stores opened in 2009 contributed approximately $52,737 (or 2.3%) to 2010 net sales and approximately $15,172 (or 0.8%) to 2009 net sales. The rate of growth in sales of store locations generally levels off after they have been open for five years, and, as stated earlier, the sales generated at our older store locations typically vary more with the economy than do the sales of younger stores.

SALES BY PRODUCT LINE:
The approximate mix of sales from the original fastener product line and from the other product lines was as follows:

	2010	2009	2008
Fastener product line	49%	50%	51%
Other product lines	51%	50%	49%

COMMENTS REGARDING MONTHLY SALES CHANGES, SEQUENTIAL TRENDS, AND END MARKET PERFORMANCE

Note – Daily sales are defined as the sales for the period divided by the number of business days in the period.

This section focuses on three distinct views of our business – monthly sales changes, sequential trends, and end market performance. The discussion of <u>monthly sales changes</u> provides a good mechanical view of our business based on the age of our stores. The discussion of sales trends provides a framework for understanding the <u>sequential trends</u> (that is, comparing a period to the immediately preceding period) in our business since the market deteriorated late in 2008. Finally, we believe the discussion regarding <u>end market performance</u> provides insight into activities with our various types of customers.

MONTHLY SALES CHANGES:
Stores opened greater than five years – The impact of the economy, over time, is best reflected in the growth performance of our stores opened greater than five years (store sites opened as follows: 2010 group – opened 2005 and earlier, 2009 group – opened 2004 and earlier, and 2008 group – opened 2003 and earlier). This store group is more cyclical due to the increased market share these stores enjoy in their local markets. During each of the twelve months in 2010, 2009, and 2008, the stores opened greater than five years had daily sales growth rates of (compared to the comparable month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2010	-2.1%	-0.5%	7.4%	14.9%	17.3%	16.2%	19.8%	18.2%	18.9%	17.9%	13.2%	16.0%
2009	-12.4%	-14.3%	-21.5%	-25.2%	-25.2%	-26.3%	-26.6%	-24.7%	-24.2%	-21.7%	-15.0%	-12.1%
2008	8.9%	8.8%	9.9%	10.5%	10.4%	11.2%	9.7%	11.3%	8.5%	6.8%	0.9%	-5.1%

Stores opened greater than two years – Our stores opened greater than two years (store sites opened as follows: 2010 group – opened 2008 and earlier, 2009 group – opened 2007 and earlier, and 2008 group – opened 2006 and earlier) represent a consistent 'same-store' view of our business. During each of the twelve months in 2010, 2009, and 2008, the stores opened greater than two years had daily sales growth rates of (compared to the comparable month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2010	0.6%	2.3%	9.6%	16.3%	18.5%	18.3%	21.3%	19.2%	19.8%	18.8%	14.1%	16.8%
2009	-11.2%	-13.8%	-20.1%	-24.0%	-23.7%	-25.1%	-25.4%	-24.0%	-23.1%	-20.9%	-13.7%	-10.6%
2008	12.0%	11.1%	12.5%	13.1%	12.0%	12.0%	10.9%	12.8%	10.5%	8.1%	2.3%	-3.9%

All company sales – During each of the twelve months in 2010, 2009, and 2008, all of our selling locations combined had daily sales growth rates of (compared to the comparable month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2010	2.4%	4.4%	12.1%	18.6%	21.1%	21.1%	24.4%	22.1%	23.5%	22.4%	17.9%	20.9%
2009	-8.5%	-10.5%	-17.4%	-21.0%	-20.7%	-22.5%	-22.9%	-21.4%	-20.8%	-18.7%	-12.0%	-8.6%
2008	15.6%	15.0%	16.9%	17.1%	16.0%	15.9%	14.8%	16.4%	14.3%	11.9%	6.8%	0.0%

The improvement in 2010 generally continues the trend we saw in the latter half of 2009. The slow-down in the final three months of 2008 and all of 2009 relate to the general economic weakness in the global marketplace.

Several additional factors positively impacted our sales growth in 2010: (1) the strengthening Canadian dollar (when compared to the United States dollar) added approximately 0.7 percentage points to our daily sales growth and (2) our Holo-Krome business, which we acquired in December 2009, added approximately 0.5 percentage points to our daily sales growth.

SEQUENTIAL TRENDS:

We find it helpful to think about the monthly sequential changes in our business using the analogy of climbing a stairway – This stairway has several predictable landings where there is a pause in the sequential gain (i.e. April, July, and October to December), but generally speaking, climbs from January to October. The October landing then establishes the benchmark for the start of the next year.

History has identified these landings in our business cycle. They generally relate to months with impaired business days (certain holidays). The first landing centers on Easter, which alternates between March and April (Easter occurred in April in both 2009 and 2010), the second landing centers on July 4th, and the third landing centers on the approach of winter with its seasonal impact on primarily our construction business and with the Christmas / New Year holidays. The holidays we noted impact the trends because they either move from month-to-month or because they move around during the week.

The table below shows the pattern to our sequential change in our daily sales. The line labeled 'Past' is an historical average of our sequential daily sales change for the period 1998 to 2003. We chose this time frame because it had similar characteristics, a weaker industrial economy in North America, and could serve as a benchmark for a possible trend line. The '2009' and '2010' lines represent our actual sequential daily sales changes. The '09Delta' line is the difference between the 'Past' and '2009'; similarly, the '10Delta' is the difference between the 'Past' and '2010'.

	Jan.(1)	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.
Past	0.9%	3.3%	2.9%	-0.3%	3.4%	2.8%	-2.3%	2.6%	2.6%	-0.7%
2009	-18.3%	-2.6%	-1.4%	-4.9%	2.7%	1.7%	-3.6%	5.5%	3.3%	-0.7%
09Delta	-19.2%	-5.9%	-4.3%	-4.6%	-0.7%	-1.1%	-1.3%	2.9%	0.7%	0.0%
2010	2.9%	-0.7%	5.9%	0.6%	4.8%	1.7%	-1.0%	3.5%	4.5%	-1.5%
10Delta	2.0%	-4.0%	3.0%	0.9%	1.4%	-1.1%	1.3%	0.9%	1.9%	-0.8%

(1) The January figures represent the percentage change from the previous October, whereas the remaining figures represent the percentage change from the previous month.

The 18.3% drop from October 2008 to January 2009 represents the immediate impact of the economy on our business. During this time frame, our daily sales change, on a year-over-year basis, dropped from 11.9% growth in October to a contraction of 8.5% in January. After January, the trend continued downward as the 'Delta' (or spread between the benchmark and the 2009 actual) in February, March, and April 2009 averaged a negative 4.9%. The daily sales contraction, on a year-over-year basis, was 21.0% in April. The 'Delta' from May 2009 to July 2009 was not as significant, averaging a negative 1.0%. While this period was still painful, it began to show what we believe was the bottom of the drop. Finally, in the period from August 2009 to December 2009, the 'Delta' improved, and averaged a positive 0.7%. During 2010, sales have been strong - our business exceeded the trend line in January, whereas February took a step back due to inclement weather, and March reestablished the trend of being at or above the trend line (see graph below).

A graph of the sequential daily sales change pattern discussed above, starting with a base of '100' in the previous October and ending with the next October, would be as follows:


130
120
110
100
90
80
70
Previous Oct.
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Past
2009
2010

END MARKET PERFORMANCE:

Fluctuations in end market business –The sequential trends noted above were directly linked to fluctuations in our end markets. To place this in perspective – approximately 50% of our business has historically been with customers engaged in some type of manufacturing. The daily sales to these customers grew or contracted in the first, second, third, and fourth quarters (when compared to the same quarter in the previous year), and for the year, as follows:

	Q1	Q2	Q3	Q4	Annual
2010	15.7%	29.8%	30.6%	17.7%	22.4%
2009	-16.0%	-25.2%	-22.8%	-10.1%	-18.8%

The 2010 growth was more pronounced in our industrial production business (this is business where we supply products that become part of the finished goods produced by our customers) and less pronounced in the maintenance portion of our manufacturing business (this is business where we supply products that maintain the facility or the equipment of our customers engaged in manufacturing). The 2009 contraction was more severe in our industrial production business and less severe in the maintenance portion of our manufacturing business.

Our non-residential construction customers have historically represented 20% to 25% of our business. The daily sales to these customers grew or contracted in the first, second, third, and fourth quarters (when compared to the same quarter in the previous year), and for the year, as follows:

	Q1	Q2	Q3	Q4	Annual
2010	-14.7%	0.5%	6.3%	10.3%	-0.3%
2009	-6.4%	-19.6%	-25.3%	-24.8%	-19.4%

On a sequential basis, the sales to our manufacturing customers stabilized in May 2009 and then started to demonstrate patterns that resemble historical norms. This reversed the negative trend which began in October 2008. This stabilization and improvement was partially offset by continued deteriorization in our non-residential construction business which weakened dramatically in the first eight months of 2009, and then began to also demonstrate patterns that resemble historical norms.

A graph of the sequential daily sales trends to these two end markets in 2008, 2009, and 2010, starting with a base of '100' in the previous October and ending with the next October, would be as follows:


Manufacturing
130
120
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100
90
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70
60
Previous Oct.
Jan.
Feb.
Mar.
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2010


Non-Residential Construction
130
120
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Previous Oct.
Jan.
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Mar.
Apr.
May
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Aug.
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2008
2009
2010

PATHWAY TO PROFIT AND ITS IMPACT ON OUR BUSINESS:

During April 2007 we disclosed our intention to alter the growth drivers of our business – For most of the preceding ten years, we used store openings as the primary growth driver of our business (our historical rate was approximately 14% new stores each year). As announced in April 2007, we began to add outside sales personnel into existing stores at a faster rate than historical patterns. We funded this sales force expansion with the occupancy savings generated by opening stores at the rate of 7% to 10% per year (see our disclosure below regarding the temporary slowing of our store growth in 2009 and 2010). Our goal was four-fold: (1) to continue growing our business at a similar rate with the new outside sales investment model, (2) to grow the sales of our average store to $125 thousand per month in the five year period from 2007 to 2012, (3) to enhance the profitability of the overall business by capturing the natural expense leverage that has historically occurred in our existing stores as their sales grow, resulting in a growth of our pre-tax earnings to 23% of net sales by 2012, and (4) to improve the performance of our business due to the more efficient use of working capital (primarily inventory) as our average sales volume per store increases. The economic weakness that dramatically worsened in the fall of 2008 and continued into 2009 caused us to alter the 'pathway to profit' beginning in 2009. These changes centered on two aspects (1) temporarily slowing new store openings to a range of 2% to 5% per year, and (2) temporarily stopping headcount additions except for new store openings and for stores that are growing. (See later discussion on future store openings.)

One side benefit of the 'pathway to profit' initiative, described above, is a slow altering of our cost structure over the last several years to increase the portion of our operating costs that are variable versus fixed. This dramatically improved our ability to manage through the economic environment of the last two years. As discussed in our third quarter 2009 earnings release, we began to stabilize our store headcount in October 2009. From the fourth quarter of 2009 to the fourth quarter of 2010 we grew our store average full-time equivalent (FTE) headcount from 7,007 to 7,611, or 8.6%. (See later discussion on store count and FTE numbers by quarter.)

The 'pathway to profit' initiative allows us to focus on the three drivers of our business: (1) store headcount, (2) store (or unit) growth, and (3) average sales volume per store, which ultimately drive our level of profitability. Our original goal was to hit the $125 thousand per month store average, and grow our pre-tax earnings to 23% of net sales by 2012. We previously disclosed that we believed the duration of the economic weakness could delay the timing of when we achieve these goals by 24-30 months. However, as described below, we have now modified our thinking regarding our pre-tax earnings goals.

During 2010, we modified our thought process around the 'pathway to profit' in two regards: (1) we have structurally lowered our cost structure and believe we can hit our profitability target in the 'pathway to profit' initiative with average store sales of $100 - $110 thousand per month by 2013 (see evidence of this in our 'Store Size and Profitability' table later in this document) and (2) we decided to hire fewer store-based people and instead added resources focused on specific opportunities, such as national accounts personnel and dedicated sales specialists (manufacturing, government, industry focused, and automated solutions).

Future store openings – In July 2010, we indicated our intentions to open 80 to 95 new stores during the second half of 2010 (or an annualized rate of 6.8% to 8.0%). During the second half of 2010 we opened 82 stores. In 2011, we intend to open 150 to 200 new stores, or an annualized rate of 6.0% to 8.0%.

Store Count and Full-Time Equivalent (FTE) Headcount – Because of our 'pathway to profit', we increased both our store count (opening 7.5% and 8.1% new stores in calendar 2008 and 2007, respectively) and our store FTE headcount in 2007 and 2008. However, the rate of increase in store locations slowed (we opened 5.4% and 3.0% new stores in calendar 2010 and 2009, respectively) and our FTE headcount for all types of personnel was reduced when the economy weakened late in 2008. The number of stores at quarter end, the average headcount at our stores per quarter, the average FTE headcount per quarter, and the percentage change were as follows for the first quarter of 2007 (the last completed quarter before we began the 'pathway to profit'), for the third quarter of 2008 (our peak quarter before the economy weakened), and for each of the last five quarters:

	Q1 2007	Q3 2008	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Store locations-quarter end count	2,073	2,300	2,369	2,392	2,407	2,453	2,490
% change (twelve months)		7.2%	2.5%	2.1%	2.4%	4.3%	5.1%
% change since Q1 2007		11.0%	14.3%	15.4%	16.1%	18.3%	20.1%
Store personnel - absolute headcount	6,849	9,123	8,519	8,404	8,401	8,643	9,048
% change (twelve months)		17.9%	-9.9%	-7.8%	-3.7%	0.4%	6.2%
% change since Q1 2007		33.2%	24.4%	22.7%	22.7%	26.2%	32.1%
Store personnel - FTE	6,383	8,280	7,007	7,004	7,118	7,450	7,611
Non-store selling personnel - FTE	616	599	597	594	591	639	712
Sub-total of all sales personnel - FTE	6,999	8,879	7,604	7,598	7,709	8,089	8,323
Distribution and manufacturing personnel-FTE [1]	1,962	2,244	1,768	1,800	1,884	2,007	2,040
Administrative personnel-FTE	767	805	701	706	707	726	744
Sub-total of non-sales personnel - FTE	2,729	3,049	2,469	2,506	2,591	2,733	2,784
Total - average FTE headcount	9,728	11,928	10,073	10,104	10,300	10,822	11,107
% change (twelve months)							
Store personnel - FTE		15.2%	-15.1%	-9.7%	-1.2%	5.1%	8.6%
Non-store selling personnel - FTE		-2.4%	-2.1%	-1.3%	0.3%	9.0%	19.3%
Sub-total of all sales personnel - FTE		13.8%	-14.2%	-9.1%	-1.1%	5.4%	9.5%
Distribution and manufacturing personnel-FTE [1]		5.4%	-20.3%	-8.7%	1.5%	13.8%	15.4%
Administrative personnel-FTE		7.9%	-12.6%	-10.7%	-8.5%	-1.4%	6.1%
Sub-total of non-sales personnel - FTE		6.0%	-18.2%	-9.3%	-1.4%	9.4%	12.8%
Total - average FTE headcount		11.7%	-15.2%	-9.1%	-1.2%	6.4%	10.3%
% change since Q1 2007							
Store personnel - FTE		29.7%	9.8%	9.7%	11.5%	16.7%	19.2%
Non-store selling personnel - FTE		-2.8%	-3.1%	-3.6%	-4.1%	3.7%	15.6%
Sub-total of all sales personnel - FTE		26.9%	8.6%	8.6%	10.1%	15.6%	18.9%
Distribution and manufacturing personnel-FTE [1]		14.4%	-9.9%	-8.3%	-4.0%	2.3%	4.0%
Administrative personnel-FTE		5.0%	-8.6%	-8.0%	-7.8%	-5.3%	-3.0%
Sub-total of non-sales personnel - FTE		11.7%	-9.5%	-8.2%	-5.1%	0.1%	2.0%
Total - average FTE headcount		22.6%	3.5%	3.9%	5.9%	11.2%	14.2%

[1] Note – The distribution and manufacturing headcount was impacted by the addition of 92 employees with the acquisition of Holo-Krome in December 2009.

We have reduced our average FTE headcount at our store locations 8.1% since our peak of 8,280 average FTE headcount in the third quarter of 2008, much of this decrease relates to a reduction in part-time hours worked as our average absolute headcount numbers related to store personnel declined by 0.8% during this time period.

Store Size and Profitability – The store groups listed in the table below, when combined with our strategic account stores, represented approximately 88%, 87%, and 88% of our sales in the fourth quarter of 2010, 2009, and 2008, respectively. Strategic account stores are stores that are focused on selling to a group of strategic account customers in a limited geographic market. Our remaining sales (approximately 12%, 13%, and 12%, respectively) relate to either: (1) our in-plant locations, (2) our direct Fastenal Cold Heading business (including our Holo-Krome business acquired in December 2009), or (3) our direct import business. Our average store had sales of $67,600, $58,100, and $70,200 per month in the fourth quarter of 2010, 2009, and 2008, respectively. This average amount was $71,600 per month in the first quarter of 2007 (the last completed quarter before we began the 'pathway to profit'). The average age, number of stores, and pre-tax earnings data by store size for the fourth quarter of 2010, 2009, and 2008, respectively, were as follows:

Sales per Month	Average Age (Years)	Number of Stores	Percentage of Stores	Pre-Tax Earnings Percentage
Three months ended December 31, 2010				
$0 to $30,000	3.8	467	18.8%	-13.2%
$30,001 to $60,000	6.8	967	38.8%	12.7%
$60,001 to $100,000	9.6	582	23.4%	21.9%
$100,001 to $150,000	12.1	279	11.2%	25.2%
Over $150,000	15.0	156	6.3%	26.8%
Strategic Account Store		39	1.6%	
Company Total		2,490	100.0%	18.7%
Three months ended December 31, 2009				
$0 to $30,000	3.9	620	26.2%	-16.2%
$30,001 to $60,000	6.8	931	39.3%	10.0%
$60,001 to $100,000	9.3	516	21.8%	20.0%
$100,001 to $150,000	13.0	176	7.4%	23.8%
Over $150,000	15.5	99	4.2%	25.0%
Strategic Account Store		27	1.1%	
Company Total		2,369	100.0%	15.0%
Three months ended December 31, 2008				
$0 to $30,000	2.7	498	21.5%	-23.9%
$30,001 to $60,000	5.3	797	34.5%	9.9%
$60,001 to $100,000	8.0	539	23.3%	20.9%
$100,001 to $150,000	10.2	286	12.4%	25.9%
Over $150,000	14.1	171	7.4%	27.4%
Strategic Account Store		20	0.9%	
Company Total		2,311	100.0%	18.3%

Note – Amounts may not foot due to rounding difference.

Our original intent under the 'pathway to profit' was to increase the sales of our average store to approximately $125,000 per month (see earlier discussion) in order to meet our pre-tax earnings profitability goal. This would have shifted the store mix emphasis from the first three categories ($0 to $30,000, $30,001 to $60,000, and $60,001 to $100,000) to the last three categories ($60,001 to $100,000, $100,001 to $150,000, and over $150,000), and we believe would have allowed us to leverage our fixed cost and increase our overall productivity. Our goal today is to continue (1) to grow the business and (2) to grow our pre-tax earnings as a percent of net sales. As stated earlier, we now believe, based on the profitability improvements noted in the previous table, that we can hit our pre-tax earnings percent goal of 23% with average store sales of approximately $100,000 - $110,000 per month.

Note – Dollar amounts in this section are presented in whole dollars, not thousands.

STATEMENT OF EARNINGS INFORMATION (percentage of net sales) for the years ended December 31:

	Twelve-month period		
	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Gross profit	51.8%	50.9%	52.8%
Operating and administrative expenses	32.8%	35.6%	33.6%
Loss on sale of property and equipment	0.0%	0.0%	0.0%
Operating income	19.0%	15.3%	19.2%
Interest income	0.1%	0.1%	0.0%
Earnings before income taxes	19.1%	15.4%	19.3%

Note – Amounts may not foot due to rounding difference.

Gross profit percentage for 2010 increased from 2009, and the gross profit percentage for 2009 decreased from 2008.

The gross profit percentage in the first, second, third and fourth quarters was as follows:

	Q1	Q2	Q3	Q4
2010	51.1%	52.1%	51.8%	52.0%
2009	52.9%	51.1%	50.0%	49.9%
2008	52.4%	52.5%	52.9%	53.4%

The fluctuations in our gross profit percentages are typically driven by: (1) transactional gross profit, (2) organizational gross profit, and (3) vendor incentive gross profit. The transactional gross profit represents the gross profit realized due to the day-to-day fluctuations in customer pricing relative to product and freight costs. This component was negatively influenced by the competitive landscape in 2009 which depressed the prices we could charge for our products. This component has generally improved since August 2009, except for customer mix which is discussed later. The organizational gross profit represents the component of gross profit we attribute to buying scale and efficiency gains. This component was negatively influenced by deflationary impacts in 2009 as we were selling inventory sourced at peak costs late in 2008. This component was magnified in 2009 due to the nature of our inventory turns and the dramatic decrease in sales activity during much of the year. However, this component improved in the first, second, third, and fourth quarters of 2010 when compared to the fourth quarter of 2009. The third component relates to vendor volume allowances. The gross profit dollars associated with this component dropped dramatically in the second half of 2009. However, this component improved in the first, second, third, and fourth quarters of 2010 when compared to the fourth quarter of 2009. In our second quarter 2010 earnings release, we indicated our belief that the first two components would continue to improve as we progress into the remainder of 2010. This belief was based on (1) our focused effort to raise our transactional margin and (2) the bias which we believed existed for some inflation in 2010 rather than the significant deflation we experienced in 2009. In the third quarter of 2010, our assumptions about the latter half of the year were proven wrong and these two components had a negative impact on gross profit percentage. We continued to struggle with the first component in the fourth quarter, but did see some improvement in the second component due to the expansion of inventory depth which decreased the need for 'fill in' (short-term purchases to 'fill in' an empty shelf, because normal procurement lead times do not meet demand) buys which carry a cost premium. The decrease in gross profit percentage, from the second quarter of 2010 to the third and fourth quarters of 2010 was primarily caused by the strong growth of our industrial production business; which resulted in a change in our overall business mix. The industrial production business has a lower gross margin; therefore, the change in mix pulled our gross margin down. However, since the operating expenses of our industrial production business are lower, operating income produced by that business is similar to our overall business. The second cause was the relative lack of inflation in the third and fourth quarters. Finally, as we indicated in our second quarter 2010 earnings release, vendor volume allowances largely recovered during the second quarter to the levels in place in 2008 and in early 2009 due to the reset of vendor allowance programs which tend to be calendar based. However, the fourth quarter of 2010 did see some improvement in this category. Generally speaking, the decline in the gross margin percentage from 2008 to 2009 was evenly split between a deterioration in the three components discussed earlier. The improvement from 2009 to 2010 was primarily related to improvements in vendor incentive gross profit (about half of the improvement), and the balance primarily related to improvements in organizational gross profit and transactional gross profit.

Operating and administrative expenses improved relative to sales in 2010 versus both 2009 and 2008.

Historically, 65% to 70% of our operating and administrative expenses consist of employee related costs. The components are: (1) payroll (which includes cash compensation, stock option expense, and profit sharing), (2) health care, and (3) education. During 2009, this range had reduced to 60% to 65% due to the factors noted below. During 2010, this range moved back to the historical level.

The two largest components of employee related costs grew/contracted as follows:

	2010	2009	2008
Payroll cost	16.7%	-18.3%	14.1%
Health care cost	-9.0%	24.1%	14.8%

The two largest components of operating and administrative expenses, outside of the employee related costs, grew/contracted as follows:

	2010	2009	2008
Occupancy	3.5%	3.1%	9.9%
Selling transportation	-0.2%	-18.3%	26.7%

The 2010 disparity between the full-time equivalent headcount increase of 10.3% noted earlier and the 16.7% annual increase in payroll costs noted above is driven by several factors: (1) sales commissions earned grew (this increase was amplified by the sales growth and the gross margin expansion, both of which have a meaningful impact on the commissions earned), (2) total bonuses earned increased due to our profit growth, (3) hours worked per employee grew, and (4) our profit sharing contribution grew. These four items, when compared to 2009, all grew at a rate faster than the rate of sales growth.

The 2009 disparity between the full-time equivalent headcount decrease of 15.2% noted earlier and the 18.3% annual decrease in payroll costs noted above is driven by several factors: (1) sales commissions earned contracted (this decrease was amplified by the sales contraction and the gross margin contraction, both of which have a meaningful impact on the commissions earned), (2) total bonuses earned decreased due to our profit contraction, (3) hours worked per employee contracted, and (4) our profit sharing contribution was reduced to zero. These four items, when compared to 2008, all contracted at a rate faster than the rate of sales contraction.

Our health care costs in 2010 decreased from the unusual peak in 2009. Health care costs in 2009 and the first quarter of 2010 increased due to the increase in the percentage of employees opting for expanded coverage as their spouses lost their insurance coverage at other employers, increases in COBRA costs due to changes in federal funding within COBRA, and an increase in health care utilization when compared to previous years. These conditions still exist in the second, third, and fourth quarters of 2010; however, the spike in costs in the second, third, and fourth quarters of 2009 changed the comparison. On a two year basis, our health care costs are still up significantly despite a decrease in headcount.

The two largest components of the remaining costs within our operating and administrative expenses include occupancy and selling transportation. Occupancy expenses increased from 2009 to 2010 and increased from 2008 to 2009. The annual increase in occupancy expense was driven by (1) increases in utilities, (2) increases in taxes, (3) new store locations, (4) expansions to our Indianapolis and Dallas distribution centers, and (5) in the case of 2010, our new Holo-Krome facilities. The selling transportation costs consist primarily of our store fleet as most of the distribution fleet costs are included in cost of sales. Selling transportation costs included in operating and administrative expenses decreased in both years due to (1) fleet reductions, (2) moderating fuel costs, and (3) in the case of 2010, improvements in the resale market for used fleet (pickup) prices.

The last several years have seen meaningful swings in the cost of diesel fuel and gasoline – During the first, second, third, and fourth quarters of 2010, our total vehicle fuel costs were approximately $6.4 million, $6.8 million, $6.6 million, and $7.1 million, respectively. During the first, second, third, and fourth quarters of 2009, our total vehicle fuel costs were approximately $5.2 million, $5.7 million, $6.2 million, and $6.1 million, respectively. The changes resulted from variations in fuel costs, variations in the service levels provided to our stores from our distribution centers, and changes in the number of vehicles at our store locations. These fuel costs include the fuel utilized in our distribution vehicles (semi-tractors, straight trucks, and sprinter trucks) which is recorded in cost of goods and the fuel utilized in our store delivery vehicles which is included in operating and administrative expenses (the split in the last several years has been approximately 50:50 between distribution and store use).

The average per gallon fuel costs (in actual dollars) and the percentage change (on a year-over-year basis) for the last three years was as follows:

Per gallon average price	Q1	Q2	Q3	Q4
2010 price				
Diesel fuel	$2.89	3.06	2.96	3.14
Gasoline	$2.68	2.80	2.71	2.84
2009 price				
Diesel fuel	$2.19	2.29	2.61	2.70
Gasoline	$1.86	2.25	2.55	2.54
2008 price				
Diesel fuel	$3.47	4.30	4.38	3.11
Gasoline	$3.07	3.65	3.85	2.49

Per gallon price change	Q1	Q2	Q3	Q4
2010 change				
Diesel fuel	32.0%	33.6%	13.4%	16.3%
Gasoline	44.1%	24.4%	6.3%	11.8%
2009 change				
Diesel fuel	-36.9%	-46.7%	-40.4%	-13.2%
Gasoline	-39.4%	-38.4%	-33.8%	2.0%

Loss on Sale of Property and Equipment – The loss on sale of property and equipment for 2010 and 2009 came primarily from the sale of used vehicles.

Income taxes – Incomes taxes as a percentage of earnings before income taxes, were approximately 38.4%, 38.0%, and 38.0% for 2010, 2009, and 2008, respectively. This rate fluctuates over time based on (1) the income tax rates in the various jurisdictions in which we operate, (2) the level of profits in those jurisdictions, and (3) changes in tax law and regulations in those jurisdictions.

Net Earnings – Net earnings, net earnings per share (EPS), percentage change in net earnings, and the percentage change in EPS, were as follows:

Dollar amounts	2010	2009	2008
Net earnings	$265,356	184,357	279,705
Basic EPS	1.80	1.24	1.88
Diluted EPS	1.80	1.24	1.88
Percentage change	**2010**	**2009**	**2008**
Net earnings	43.9%	-34.1%	20.2%
Basic EPS	45.2%	-34.0%	21.3%
Diluted EPS	45.2%	-34.0%	21.3%

During 2010, the net earnings increase was greater than that of sales primarily due to the previously mentioned factors included in the discussion on the improvements in the gross margin percentage and in the growth in operating expenses which was dramatically less than sales growth. During 2009, the net earnings decrease was greater than that of sales primarily due to the previously mentioned factors in our gross margin discussion. During 2008, the net earnings growth rate was greater than that of net sales primarily because of the previously mentioned improvements in gross profit margins and disciplined management of our occupancy expenses. The EPS percentage change was better than that of net earnings due to the repurchase of shares in 2007, 2008, and 2009.

Working Capital – Two components of working capital, accounts receivable and inventories, are highlighted below. The annual dollar change and the annual percentage change were as follows:

Dollar change	2010	2009
Accounts receivable	55,964	(30,771)
Inventories	48,964	(55,842)
Annual percentage change	**2010**	**2009**
Accounts receivable	**26.1%**	-12.6%
Inventories	**9.6%**	-9.9%

These two assets were impacted by our initiatives to improve working capital. These initiatives include (1) the establishment of a centralized call center to facilitate accounts receivable management (this facility became operational early in 2005) and (2) the disciplined management of all inventory amounts not identified as either expected store inventory, new expanded inventory, inventory necessary for upcoming store openings, or inventory necessary for our 'master stocking hubs'.

The accounts receivable increase of 26.1% from 2009 to 2010 was created by a daily sales increase of 17.9% and 20.9% in November and December 2010, respectively. The increase in accounts receivable was greater than the increase in daily sales. This was primarily driven by the significant growth in both our national account (large customer) business and in our international business, both of which typically pay slower than our remaining business. The accounts receivable decrease of 12.6% from 2008 to 2009 relates to a daily sales decrease of 12.0% and 8.6% in November and December 2009, respectively.

A portion of our inventory procurement has a longer lead time than our ability to foresee sales trends; therefore, the drop in sales growth activity in the fourth quarter of 2008 and during the first two months of 2009 resulted in inventory consumption that was less than the amount of inbound product. The inventory decrease began in March 2009 and continued through most of 2009. Our inventory dropped approximately $9,000, $36,000, and $21,000 during the first, second, and third quarters of 2009, respectively. The inventory grew by approximately $10,000 in the fourth quarter of 2009; approximately half of this increase related to our December 2009 acquisition of Holo-Krome and the balance related to an increase in inventory stocking at our distribution centers to support the improving sales trends seen since August 2009. During 2010, our inventory decreased approximately $1,000 in the first quarter, and increased approximately $15,000, $24,000, and $11,000 in the second, third, and fourth quarters, respectively, or a $49,000 increase year-to-date. This was disappointing to us; however, the expanding sales trends noted earlier in this discussion overshadowed the disappointment. In its most simplified view, our expanding inventories are directly related to (1) the expanding sales growth trends (with emphasis on our large account business – both OEM & MRO), (2) our confidence in their sustainability, and (3) an increase in the rate of store openings.

As we indicated in earlier communications, our goal is to move the ratio of annual sales to accounts receivable and inventory (Annual Sales: AR&I) back to a better than a 3.0:1 ratio. On December 31, 2010 and 2009, we had a ratio of 2.7:1.

Acquisition – On December 18, 2009, we purchased certain assets of a domestic manufacturer of socket products (a type of fastener). The business had an established name, 'Holo-Krome', and has a good depth of knowledge and skill in its approximate 90 employees. The business did not have a meaningful impact on our 2009 financial results (there were some balance sheet impacts of the 'all cash' acquisition, as noted in our cash flow statement). The acquisition did not have a material impact on our overall sales in 2010.

Liquidity and Capital Resources

Net cash provided by operating activities — Net cash provided by operating activities in dollars and as a percentage of net earnings were as follows:

	2010	2009	2008
Net cash provided	**$240,488**	306,070	259,898
% of net earnings	**90.6%**	166.0%	92.9%

The 2010 decrease in net cash provided by operating activities was primarily due to increases in working capital due to our growth in sales. The 2009 and 2008 increase in net cash provided by operating activities was primarily due to the continued improvement in accounts receivable and inventory noted in the working capital discussion above.

The approximate percentage mix of inventory stocked at our stores versus our distribution center locations was as follows on December 31:

	2010	2009	2008
Store	**57%**	64%	62%
Distribution Center	**43%**	36%	38%
Total	**100%**	100%	100%

New stores open with the standard store model, which consists of a core stocking level of approximately $50 thousand per location. This inventory level grows as the level of business in a store grows.

Net cash used in investing activities — Net cash used in investing activities in dollars and as a percentage of net earnings were as follows:

	2010	2009	2008
Net cash used	**$80,048**	81,749	86,583
% of net earnings	**30.2%**	44.3%	31.0%

Property and equipment expenditures in dollars and as a percentage of net earnings were as follows:

	2010	2009	2008
Net Capital Expenditures	**$69,138**	47,675	86,923
% of net earnings	26.1%	25.9%	31.1%

The net cash used in investing activities was largely unchanged from 2009 to 2010. The net expenditures for property and equipment (purchases less proceeds of disposals) increased from 2009 to 2010 primarily due to increases for expansions at our Indianapolis, Indiana distribution center and related to increased spending for our Fastenal Automated Solutions Technology, which primarily consists of automated vending equipment. The 2009 decrease in investing activities from 2008 is primarily due to the decrease in property and equipment expenditures. This was primarily due to the reduction or elimination in 2009 of the cost related to the purchase of adjoining property in Indianapolis, Indiana and the relocation of our Dallas, Texas distribution center which occurred in 2008, and the expansion of our Indianapolis, Indiana master distribution center which occurred in 2008 and the first half of 2009. This decrease was partially offset by an increase in purchase of short-term marketable securities in 2009. The 2008 increase in investing activities was primarily due to the increase in property and equipment expenditures. This was primarily due to the expansion of our Indianapolis, Indiana master distribution center, the purchase of adjoining property in Indianapolis, Indiana and the relocation of our Dallas, Texas distribution center noted above.

Property and equipment expenditures in 2010, 2009 and 2008 consist of: (1) purchase of software and hardware for Fastenal's information processing systems, (2) addition of certain pickup trucks, (3) purchase of signage, shelving, and other fixed assets related to store openings, (4) addition of manufacturing and warehouse equipment, (5) expansion or improvement of certain owned or leased store properties, (6) expansion of Fastenal's distribution/trucking fleet, (7) cost related to the relocation of our new Dallas, Texas distribution center (2008), (8) cost related to the expansion of our Indianapolis, Indiana master distribution center (2008, 2009, and 2010), (9) cost of a new manufacturing facility in Rockford, Illinois (2008), (10) cost of a new manufacturing facility for our Holo-Krome business in Wallingford, Connecticut (2010), and (11) purchases related to our Fastenal Automated Solutions Technology, which primarily consists of automated vending equipment (2009 and 2010). Disposals of property and equipment consist of the planned disposition of certain pick-up trucks, semi-tractors, and trailers in the normal course of business, the disposition of real estate relating to several store locations and, in the case of 2008, the disposal of our former Dallas, Texas distribution center.

An estimate of our 2011 net capital expenditures and a recap of our 2010 net capital expenditures is provided below. As of year end, we had no material outstanding commitments for capital expenditures.

We anticipate funding our current expansion plans with cash generated from operations, from available cash and cash equivalents, and, if necessary, from our borrowing capacity. In addition to opening new stores in the United States, we plan to continue opening additional stores in our foreign markets.

Net capital expenditures	**2011 (Estimate)**	2010 (Actual)
Manufacturing, warehouse and packaging equipment, dispensing equipment, and facilities	**$ 60,000**	50,822
Shelving and related supplies for store openings and for product expansion at existing stores	**4,500**	4,298
Data processing software and equipment	**11,000**	7,347
Real estate and improvements to store locations	**3,500**	1,740
Vehicles	**12,000**	9,390
Proceeds from sale of property and equipment	**(4,500)**	(4,459)
	$ 86,500	69,138

We have future commitments for facilities and equipment and for vehicles at year end. The facility and vehicle amounts primarily consist of future lease payments. The expected future cash obligations related to the commitments are as follows:

	Total	2011	2012 & 2013	2014 & 2015	After 2015
Facilities and equipment	228,937	105,565	98,345	25,027	0
Vehicles	28,384	16,114	12,270	0	0
Total	**257,321**	**121,679**	**110,615**	**25,027**	**0**

Net Cash Used in Financing Activities – Net cash used in financing activities in dollars and as a percentage of net earnings were as follows:

	2010	2009	2008
Net cash used	**$182,814**	148,047	143,432
% of net earnings	**68.9%**	80.3%	51.3%

The fluctuations are due to our changes in dividends and stock purchases over the three years. These items in dollars and as a percentage of earnings were as follows:

		2010	2009	2008
Dividends	$	**$182,814**	106,943	117,474
% of net earnings		**68.9%**	58.0%	42.0%
Stock purchases	$	**0**	41,104	25,958
% of net earnings		**0.0%**	22.3%	9.3%
Total returned to shareholders	$	**182,814**	148,047	143,432
% of net earnings		**68.9%**	80.3%	51.3%

Stock Repurchase— In July 2009, our board of directors authorized purchases by us of up to 2,000,000 shares of our common stock. This authorization replaced any unused authorization previously granted by the board of directors. During 2009, we purchased 1,100,000 shares of our outstanding stock at an average price of approximately $37.37 per share. These purchases occurred in the fourth quarter of 2009. We did not purchase any stock in 2010. As of February 9, 2011, we have remaining authority to purchase up to 900,000 additional shares of our common stock.

Dividends — We declared a dividend of $0.50 per share on January 17, 2011. We paid aggregate annual dividends per share of $1.24, $0.72, and $0.79 in 2010, 2009, and 2008, respectively.

Line of Credit — We have an $8,000 line of credit under which $0 was outstanding at year end. The line bears interest at 0.9% over the LIBOR rate. We do not pay a fee for the unused portion of this line.

Effects of Inflation— We noted minimal price changes in 2010. Price deflation related to certain products negatively impacted net sales in 2009. Price inflation related to certain products positively impacted net sales in 2008.

Critical Accounting Policies— Our estimates related to certain assets and liabilities are an integral part of our consolidated financial statements. These estimates are considered critical because they require subjective and complex judgments.

Allowance for doubtful accounts – This reserve is for accounts receivable balances that are potentially uncollectible. The reserve is based on an analysis of customer accounts and our historical experience with accounts receivable write-offs. The analysis includes the aging of accounts receivable, the financial condition of a customer or industry, and general economic conditions. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results or if economic conditions worsen for our customers.

Inventory reserve – This reserve is for potentially obsolete inventory and shrinkage. The reserve is based on an analysis of inventory trends. The analysis includes inventory levels, sales information, physical inventory counts, cycle count adjustments, and the on-hand quantities relative to the sales history for the product. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results.

Health insurance reserve – This reserve is for incurred but not reported and reported and unpaid health claims. The reserve is based on an analysis of external data related to our historical claim reporting trends. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results.

General insurance reserve – This reserve is for general claims related to workers' compensation, property and casualty losses, and other self-insured losses. The reserve is based on an analysis of external data related to our historical general claim trends. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results.

Tax strategies – Our effective income tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We establish income tax reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions if challenged may or may not result in us prevailing. If we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the largest amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions and tax liabilities. We re-evaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or reverse a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although we believe that we have adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our effective income tax rate in future periods.

Legal reserves - Occasionally we are involved in legal matters. The outcomes of these legal matters are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages that could require significant expenditures. We record a liability for these legal matters when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Although we believe we have adequately provided for probable losses from litigation, the ultimate outcome of litigation could be materially different from reserves recorded.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements. For assets and liabilities that are measured at fair value on a recurring basis, the ASU requires disclosure of significant transfers between Levels 1 and 2, and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers. Significant transfers into each level must be disclosed and discussed separately from transfers out of each level. Significance is judged with respect to earnings, total assets, total liabilities or total equity. An accounting policy must be determined and disclosed as to when transfers between levels are recognized: (1) actual date, (2) beginning of period or (3) end of period. The ASU amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than as a net number. The ASU amends Accounting Standards Codification (ASC) 820 to require fair value measurement disclosures for each class of assets and liabilities and clarifies that a description of the valuation technique and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This standard became effective in 2010, except for the requirement to provide the Level activity of purchases, sales, issuances and settlement on a gross basis, which will be effective beginning in the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *Amendments to Certain Recognition and Disclosure Requirements.* This update amends guidance on subsequent events. This amendment removes the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. However, the date-disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. This standard became effective in the first quarter of 2010. The adoption of this standard did not have a material impact on our consolidated financial statements.

Proposed Accounting Pronouncements

In recent exposure drafts, the International Accounting Standards Board (IASB) and the FASB proposed a new approach to the accounting for leases. From a lessee's perspective, the exposure drafts propose to abolish the distinction between operating and finance/capital leases. In its place, a right-of-use model would be used. This proposal, as currently written, would require the lessee to recognize an asset for its right to use the underlying leased asset and a liability for its obligation to make lease payments. This would lead to an increase in assets and liabilities for leases currently classified as an operating lease and could also lead to a change in timing as to when the expense is recognized. This exposure draft is not yet finalized; however, we believe knowledge of this information is useful to the reader of our financial statements as many of our store locations and many of our vehicles are currently leased, and those leases are accounted for as operating leases.

Geographic Information — Information regarding our revenues and long-lived assets by geographic area is set forth in note 8 to the 'Notes to Consolidated Financial Statements'. Risks related to our foreign operations are described earlier in this Form 10-K under the heading 'Certain Risks and Uncertainties' and 'Item 1A. Risk Factors'.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to certain market risks from changes in foreign currency exchange rates and commodity pricing. Changes in these factors cause fluctuations in our earnings and cash flows. We evaluate and manage exposure to these market risks as follows:

(1) Foreign Currency Exchange Rates – Foreign currency fluctuations can affect our net investments and earnings denominated in foreign currencies. Our primary exchange rate exposure is with the Canadian dollar against the United States dollar. Our estimated net earnings exposure for foreign currency exchange rates was not material at year end.

(2) Commodity Steel Pricing – We buy and sell various types of steel products; these products consist primarily of different types of threaded fasteners. During the last decade, there has been nominal movement in overall steel pricing, with some deflation occurring in the wake of the economic crisis of the Far East markets that occurred in the late 1990's. This trend reversed to inflation in the period from late 2003 to the early part of 2005 and again from mid 2007 to the fall of 2008. Since the fall of 2008, there has been nominal inflation switching to deflation. In 2010, we noted minimal price changes except for stainless steel which did inflate. Stainless products represent approximately 5% of our business. We are exposed to the impacts of commodity steel pricing and our related ability to pass through the impacts to our end customers.

(3) Commodity Fuel Prices – We have market risk for changes in gasoline and diesel fuel; however, this risk is mitigated in part by our ability to pass freight costs to our customers and the efficiency of our trucking distribution network.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Fastenal Company:

We have audited the accompanying consolidated balance sheets of Fastenal Company and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the index at Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Minneapolis, Minnesota
February 9, 2011

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets
(Amounts in thousands except share information)

ASSETS		December 31 2010	2009
Current assets:			
Cash and cash equivalents	$	**143,693**	164,852
Marketable securities		**26,067**	24,400
Trade accounts receivable, net of allowance for doubtful accounts of $4,761 and $4,086, respectively		**270,133**	214,169
Inventories		**557,369**	508,405
Deferred income tax assets		**17,897**	12,919
Prepaid income taxes		**0**	11,657
Other current assets		**70,539**	45,962
Total current assets		**1,085,698**	982,364
Marketable securities		**5,152**	6,238
Property and equipment, less accumulated depreciation		**363,419**	335,004
Other assets, net		**14,014**	3,752
Total assets	$	**1,468,283**	1,327,358
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	**60,474**	53,490
Accrued expenses		**96,412**	66,019
Income taxes payable		**5,299**	0
Total current liabilities		**162,185**	119,509
Deferred income tax liabilities		**23,586**	17,006
Commitments and contingencies (notes 5, 9, and 10)			
Stockholders' equity:			
Preferred stock, 5,000,000 shares authorized		**0**	0
Common stock, 200,000,000 shares authorized, 147,430,712 shares issued and outstanding		**1,474**	1,474
Additional paid-in capital		**4,363**	333
Retained earnings		**1,258,183**	1,175,641
Accumulated other comprehensive income		**18,492**	13,395
Total stockholders' equity		**1,282,512**	1,190,843
Total liabilities and stockholders' equity	$	**1,468,283**	1,327,358

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings
(Amounts in thousands except earnings per share)
For the year ended December 31,

		2010	2009	2008
Net sales	$	**2,269,471**	1,930,330	2,340,425
Cost of sales		**1,094,635**	946,895	1,104,333
Gross profit		**1,174,836**	983,435	1,236,092
Operating and administrative expenses		**745,112**	686,792	785,688
Loss on sale of property and equipment		**35**	850	167
Operating income		**429,689**	295,793	450,237
Interest income		**951**	1,697	930
Earnings before income taxes		**430,640**	297,490	451,167
Income tax expense		**165,284**	113,133	171,462
Net earnings	$	**265,356**	184,357	279,705
Basic and diluted net earnings per share	$	**1.80**	1.24	1.88
Basic and diluted weighted average shares outstanding		**147,431**	148,358	148,831

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(Amounts in thousands)

	Common Stock					
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained Earnings**	**Accumulated Other Comprehensive Income (Loss)**	**Total Stockholders' Equity**
Balance as of December 31, 2007	149,121	$ 1,491	$ 227	$ 996,050	$ 12,393	$ 1,010,161
Dividends paid in cash	0	0	0	(117,474)	0	(117,474)
Purchase of common stock	(590)	(6)	(1,915)	(24,037)	0	(25,958)
Stock options expense	0	0	3,247	0	0	3,247
Net earnings for the year	0	0	0	279,705	0	279,705
Change in marketable securities	0	0	0	0	10	10
Translation adjustment (net of tax effect)	0	0	0	0	(7,432)	(7,432)
Total comprehensive income						272,283
Balance as of December 31, 2008	148,531	$ 1,485	$ 1,559	$ 1,134,244	$ 4,971	$ 1,142,259
Dividends paid in cash	0	0	0	(106,943)	0	(106,943)
Purchase of common stock	(1,100)	(11)	(5,076)	(36,017)	0	(41,104)
Stock options expense	0	0	3,850	0	0	3,850
Net earnings for the year	0	0	0	184,357	0	184,357
Change in marketable securities	0	0	0	0	5	5
Translation adjustment (net of tax effect)	0	0	0	0	8,419	8,419
Total comprehensive income						192,781
Balance as of December 31, 2009	147,431	$ 1,474	$ 333	$ 1,175,641	$ 13,395	$ 1,190,843
Dividends paid in cash	0	0	0	(182,814)	0	(182,814)
Purchase of common stock	0	0	0	0	0	0
Stock options expense	0	0	4,030	0	0	4,030
Net earnings for the year	0	0	0	265,356	0	265,356
Change in marketable securities	0	0	0	0	35	35
Translation adjustment (net of tax effect)	0	0	0	0	5,062	5,062
Total comprehensive income						270,453
Balance as of December 31, 2010	**147,431**	**$ 1,474**	**$ 4,363**	**$ 1,258,183**	**$ 18,492**	**$ 1,282,512**

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Amounts in thousands)
For the year ended December 31,

	2010	2009	2008
Cash flows from operating activities:			
Net earnings	$ 265,356	184,357	279,705
Adjustments to reconcile net earnings to net cash provided by operating activities, net of acquisitions:			
Depreciation of property and equipment	40,688	40,020	39,201
Loss on sale of property and equipment	35	850	167
Bad debt expense	8,658	9,409	7,498
Deferred income taxes	1,602	6,099	(2,419)
Stock based compensation	4,030	3,850	3,247
Amortization of non-compete agreement	67	67	67
Changes in operating assets and liabilities, net of impact of acquisition:			
Trade accounts receivable	(64,622)	21,362	(16,107)
Inventories	(48,964)	60,425	(59,655)
Other current assets	(24,577)	17,747	4,203
Accounts payable	6,984	(14,172)	8,596
Accrued expenses	30,393	(17,526)	7,980
Income taxes	16,956	(12,156)	(6,374)
Other	3,882	5,738	(6,211)
Net cash provided by operating activities	240,488	306,070	259,898
Cash flows from investing activities:			
Purchase of property and equipment	(73,597)	(52,538)	(95,306)
Cash paid for acquisition	0	(5,032)	0
Proceeds from sale of property and equipment	4,459	4,863	8,383
Net (increase) decrease in marketable securities	(581)	(28,941)	412
Increase in other assets	(10,329)	(101)	(72)
Net cash used in investing activities	(80,048)	(81,749)	(86,583)
Cash flows from financing activities:			
Purchase of common stock	0	(41,104)	(25,958)
Payment of dividends	(182,814)	(106,943)	(117,474)
Net cash used in financing activities	(182,814)	(148,047)	(143,432)
Effect of exchange rate changes on cash	1,215	2,686	(1,211)
Net (decrease) increase in cash and cash equivalents	(21,159)	78,960	28,672
Cash and cash equivalents at beginning of year	164,852	85,892	57,220
Cash and cash equivalents at end of year	$ 143,693	164,852	85,892
Supplemental disclosure of cash flow information:			
Cash paid during each year for income taxes	$ 146,726	118,035	173,539

See accompanying notes to consolidated financial statements

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Business Overview and Summary of Significant Accounting Policies

Business Overview
Fastenal is a leader in the wholesale distribution of industrial and construction supplies operating stores primarily located in North America. On December 31, 2010, we operated approximately 2,500 company-owned or leased store locations.

Principles of Consolidation
The consolidated financial statements include the accounts of Fastenal Company and its wholly-owned subsidiaries (collectively referred to as 'Fastenal' or by such terms as 'we', 'our', or 'us'). All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition and Accounts Receivable
Net sales include products, services, and freight and handling costs billed, net of any related sales incentives paid to customers and net of an estimate for product returns. We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable, and collectibility is probable. These criteria are met at the time the product is shipped to, or picked up by, the customer. We recognize billings for freight and handling charges at the time the products are shipped to, or picked up by, the customer. We recognize services at the time the service is provided to the customer. We estimate product returns based on historical return rates. Accounts receivable are stated at their estimated net realizable value. The allowance for doubtful accounts is based on an analysis of customer accounts and our historical experience with accounts receivable write-offs. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales in the accompanying consolidated statements of earnings.

Foreign Currency Translation and Transactions
The functional currency of our foreign operations is the applicable local currency. The functional currency is translated into United States dollars for balance sheet accounts (with the exception of retained earnings) using current exchange rates as of the balance sheet date, for retained earnings at historical exchange rates, and for revenue and expense accounts using a weighted average exchange rate during the year. The translation adjustments are deferred as a separate component of stockholders' equity captioned accumulated other comprehensive income. Gains or losses resulting from transactions denominated in foreign currencies are included in operating and administrative expenses in the consolidated statements of earnings.

Cash and Cash Equivalents
Cash and cash equivalents are held primarily at two banks. For purposes of the consolidated statements of cash flows, we consider all highly-liquid money market instruments purchased with original maturities of three months or less to be cash equivalents.

Financial Instruments and Marketable Securities
All financial instruments are carried at amounts that approximate estimated fair value. The fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Assets measured at fair value are categorized based upon the lowest level of significant input to the valuations. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based upon our own assumptions used to measure assets and liabilities at fair value. In determining fair value we use observable market data when available.

Marketable securities as of December 31, 2010 and 2009 consist of common stock and debt securities. We classify our marketable securities as available-for-sale. Available-for-sale securities are recorded at fair value based on current market value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings but are included in comprehensive income and are reported as a separate component of stockholders' equity until realized, unless a decline in the market value of any available-for-sale security below cost is deemed other than temporary and is charged to earnings, resulting in the establishment of a new cost basis for the security.

Inventories
Inventories, consisting of finished goods merchandise held for resale, are stated at the lower of cost (first in, first out method) or market.

Property and Equipment
Property and equipment are stated at cost. Depreciation on buildings and equipment is provided for using the straight-line method over the anticipated economic useful lives of the related property. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market value, and third-party independent appraisals, as considered necessary. There were no impairments recorded during the three years reported in these consolidated financial statements.

Leases
We lease space under operating leases for several distribution centers, several manufacturing locations, and certain store locations with initial terms of one to 60 months. Most store locations have initial lease terms of 36 to 48 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements on operating leases are amortized over a 36-month period. We lease certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a non-cancellable lease term of one year, with renewal options for up to 72-months.

Other Long-Lived Assets
Other assets consist of prepaid security deposits, goodwill, non-compete agreements, and other related intangible assets. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is reviewed for impairment annually. The non-compete and related intangible assets are amortized on a straight-line basis over their estimated life.

Goodwill and other identifiable intangible long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or on an annual basis if no event or change occurs, to determine that the unamortized balances are recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset, and, in the case of goodwill, by also looking at an adverse change in legal factors or the business climate, a transition to a new product or services strategy, a significant change in the customer base, and/or a realization of failed marketing efforts. If the asset is deemed to be impaired, the amount of impairment is charged to earnings as a part of operating and administrative expenses in the current period. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Accounting Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Insurance Reserves
We are self-insured for certain losses relating to medical, dental, workers' compensation, and other casualty losses. Specific stop loss coverage is provided for catastrophic claims in order to limit exposure to significant claims. Losses and claims are charged to operations when it is probable a loss has been incurred and the amount can be reasonably estimated. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Product Warranties
We offer a basic limited warranty for certain of our products. The specific terms and conditions of those warranties vary depending upon the product sold. We typically recoup these costs through product warranties we hold with the original equipment manufacturers. Our warranty expense has historically been minimal.

Stockholders' Equity and Stock-Based Compensation
We have a stock option employee compensation plan (stock option plan). Our stock option plan was approved by our shareholders in April 2003 and amended by our shareholders in April 2007.

The options granted under our stock option plan vest and become exercisable over a period of up to eight years. Each option will terminate, to the extent not previously exercised, 13 months after the end of the relevant vesting period. Compensation expense equal to the grant date fair value is recognized for these awards over the vesting period.

Income Taxes
We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense.

Earnings Per Share

Basic net earnings per share is calculated using net earnings available to common stockholders divided by the weighted average number of shares of common stock outstanding during the year. Diluted net earnings per share is similar to basic net earnings per share except that the weighted average number of shares of common stock outstanding includes the incremental shares assumed to be issued upon the exercise of stock options considered to be 'in-the-money'. (i.e. The market price of our stock is greater than the exercise price of our outstanding stock options.)

Segment Reporting

We have determined that we meet the aggregation criteria outlined in the accounting standards as our various operations have similar (1) economic characteristics, (2) products and services, (3) customers, (4) distribution channels, and (5) regulatory environments. Therefore we report as a single business segment.

Note 2. Financial Instruments and Marketable Securities

We follow a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to measurements involving significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access at the measurement date.
- Level 2 measurements are inputs other than quoted prices included in level 1 that are observable either directly or indirectly.
- Level 3 measurements are unobservable inputs.

The level in the fair value hierarchy within which a fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the placement in the fair value hierarchy of assets that are measured at fair value on a recurring basis at December 31, 2010 and 2009:

			Level 1	Level 2	Level 3
Assets at December 31, 2010:		**Total**	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Significant unobservable inputs**
Common stock	$	223	223	0	0
State and municipal bonds		5,152	0	5,152	0
Government and agency securities		25,844	25,844	0	0
Total available-for-sale securities	$	31,219	26,067	5,152	0

			Level 1	Level 2	Level 3
Assets at December 31, 2009:		**Total**	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Significant unobservable inputs**
State and municipal bonds		6,238	0	6,238	0
Government and agency securities		24,400	24,400	0	0
Total available-for-sale securities	$	30,638	24,400	6,238	0

There were no transfers between levels during 2010 and 2009.

As of year end, our financial assets that are measured at fair value on a recurring basis are common stock and debt securities. The state and municipal bonds have maturities ranging from one to 24 years. The government and agency securities have a maturity of twelve months. The debt securities are classified as marketable securities.

Marketable securities, all treated as available-for-sale securities at December 31, consist of the following:

2010:		**Amortized cost**	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**
Common stock	$	183	40	0	223
State and municipal bonds		5,164	0	(12)	5,152
Government and agency securities		25,851	0	(7)	25,844
Total available-for-sale securities	$	31,198	40	(19)	31,219

2009:		**Amortized cost**	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**
State and municipal bonds	$	6,253	0	(15)	6,238
Government and agency securities		24,400	0	0	24,400
Total available-for-sale securities	$	30,653	0	(15)	30,638

The unrealized gains and losses recorded in accumulated other comprehensive income and the realized gains and losses recorded in earnings were immaterial during the three years reported in these consolidated financial statements.

Maturities of our available-for-sale securities at December 31, 2010 consist of the following:

		Less than 12 months		**Greater than 12 months**	
		Amortized cost	**Fair value**	**Amortized cost**	**Fair value**
Common stock	$	183	223	0	0
State and municipal bonds		0	0	5,164	5,152
Government and agency securities		25,851	25,844	0	0
Total available-for-sale securities	$	**26,034**	**26,067**	**5,164**	**5,152**

Note 3. Long-Lived Assets

Property and equipment

Property and equipment as of December 31 consists of the following:

	Depreciable life in years		**2010**	**2009**
Land	-	$	**31,537**	31,005
Buildings and improvements	31 to 39		**209,409**	206,684
Equipment and shelving	3 to 10		**303,656**	279,178
Transportation equipment	3 to 5		**41,171**	38,693
Construction in progress	-		**46,559**	15,907
			632,332	571,467
Less accumulated depreciation			**(268,913)**	(236,463)
Net property and equipment		$	**363,419**	335,004

Note 4. Accrued Expenses

Accrued expenses as of December 31 consist of the following:

	2010	2009
Payroll and related taxes	$ **11,805**	13,693
Bonuses and commissions	**14,387**	5,207
Profit sharing contribution	**5,005**	0
Insurance	**28,067**	23,722
Promotions	**8,591**	7,811
Sales, real estate, and personal property taxes	**19,360**	11,509
Vehicle loss reserve and deferred rebates	**1,431**	2,760
Legal reserves	**6,270**	904
Other	**1,496**	413
	$ **96,412**	66,019

Note 5. Stockholders' Equity

Our authorized and issued shares (stated in whole numbers) at December 31 consist of the following:

	Par Value	2010	2009
Preferred Stock	$.01/share		
Authorized		**5,000,000**	5,000,000
Shares issued		**0**	0
Common Stock	$.01/share		
Authorized		**200,000,000**	200,000,000
Shares issued		**147,430,712**	147,430,712

Dividends

On January 17, 2011, our board of directors declared a semi-annual dividend of $0.50 per share of common stock to be paid in cash on February 25, 2011 to shareholders of record at the close of business on February 15, 2011. We paid aggregate annual dividends per share of $1.24, $0.72, and $0.79 in 2010, 2009, and 2008, respectively.

Stock Options

The following tables summarize the details of grants made under our stock option plan and the assumptions used to value the grants. All options granted were effective at the close of business on the date of grant.

				December 31, 2010	
Date of grant	**Shares granted**	**Option exercise (strike) price**	**Closing stock price at grant**	**Options outstanding**	**Options vested**
April 20, 2010	265,000	$60.00	$54.26	230,000	0
April 21, 2009	395,000	$54.00	$35.22	315,000	0
April 15, 2008	275,000	$54.00	$48.70	205,000	0
April 17, 2007	2,190,000	$45.00	$40.30	1,910,000	319,000

Date of grant	Risk-free interest rate	Expected life of option in years	Expected dividend yield	Expected stock volatility	Estimated fair value of stock option
April 20, 2010	2.6%	5.00	1.5%	39.10%	$16.27
April 21, 2009	1.9%	5.00	1.0%	38.80%	$7.27
April 15, 2008	2.7%	5.00	1.0%	30.93%	$15.50
April 17, 2007	4.6%	4.85	1.0%	31.59%	$11.36

All of the options in the tables above vest and become exercisable over a period of up to eight years. Each option will terminate, to the extent not previously exercised, 13 months after the end of the relevant vesting period.

The fair value of each share-based option is estimated on the date of grant using a Black-Scholes valuation method that uses the assumptions listed above. The expected life is the average length of time over which we expect the employee groups will exercise their options, which is based on historical experience with similar grants. Expected volatilities are based on the movement of our stock over the most recent historical period equivalent to the expected life of the option. The risk-free interest rate is based on the U.S. Treasury rate over the expected life at the time of grant. The dividend yield is estimated over the expected life based on our current dividend payout, historical dividends paid, and expected future cash dividends.

A summary of the activity under our stock option plan is as follows:

	Options outstanding	Exercise Price[1]	Remaining Life[2]
Outstanding as of January 1, 2010	2,560,000	$47.07	6.28
Granted	265,000	$60.00	8.41
Exercised/earned	0	-	
Cancelled/forfeited	(165,000)	$52.00	
Outstanding as of December 31, 2010	2,660,000	$48.06	5.50
Exercisable as of December 31, 2010	319,000	$45.00	2.57

	Options outstanding	Exercise Price[1]	Remaining Life[2]
Outstanding as of January 1, 2009	2,275,000	$45.98	6.95
Granted	395,000	$54.00	8.49
Exercised/earned	0	-	
Cancelled/forfeited	(110,000)	$49.50	
Outstanding as of December 31, 2009	2,560,000	$47.07	6.28
Exercisable as of December 31, 2009	210,000	$45.00	3.41

[1] Weighted-average exercise price
[2] Weighted-average remaining contractual life in years

The total intrinsic value of stock options exercised during the years ended December 31, 2010 and 2009 was $0.

A summary of the status of the Company's nonvested shares as of December 31, 2010 and December 31, 2009, is presented below:

Nonvested shares	Shares	Weighted average grant-date fair value
Outstanding as of January 1, 2010	2,350,000	$ 11.10
Granted	265,000	16.27
Vested	(109,000)	10.32
Forfeited	(165,000)	11.54
Outstanding as of December 31, 2010	2,341,000	$ 11.69

Nonvested shares	Shares	Weighted average grant-date fair value
Outstanding as of January 1, 2009	2,275,000	$ 11.69
Granted	395,000	7.27
Vested	(210,000)	9.90
Forfeited	(110,000)	11.73
Outstanding as of December 31, 2009	2,350,000	$ 11.10

At December 31, 2010, there was $16,068 of total unrecognized compensation cost related to unvested stock options granted under the plan. The cost is expected to be recognized over a weighted average period of 4.87 years. The total fair value of shares vested during the years ended December 31, 2010, 2009, and 2008 was $1,125, $2,080, and $0, respectively.

Total stock-based compensation expense related to our stock option plan was $4,030, $3,850, and $3,247 for 2010, 2009, and 2008, respectively.

Earnings Per Share

The following tables present a reconciliation of the denominators used in the computation of basic and diluted earnings per share related to our stock option plan and a summary of the options to purchase shares of common stock which were excluded from the diluted earnings calculation because they were anti-dilutive:

Reconciliation	2010	2009	2008
Basic-weighted average shares outstanding	**147,430,712**	148,357,985	148,831,028
Weighted shares assumed upon exercise of stock options	**0**	0	0
Diluted-weighted average shares outstanding	**147,430,712**	148,357,985	148,831,028

Summary of anti-dilutive options excluded	2010	2009	2008
Options to purchase shares of common stock	**2,664,123**	2,627,560	2,313,264
Weighted-average exercise prices of options	**$47.88**	$47.13	$53.12

Any dilutive impact summarized above would relate to periods when the average market price of our stock exceeded the exercise price of the potentially dilutive option securities then outstanding.

Note 6. Retirement Savings Plan

The Fastenal Company and Subsidiaries 401(k) and Employee Stock Ownership Plan covers all of our employees in the United States. Our employees in Canada may participate in a Registered Retirement Savings Plan. The general purpose of both of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. In addition to the contributions of our employees, we make a profit sharing contribution on an annual basis based on an established formula. Our contribution, under this profit sharing formula was approximately $5,005, $0 and $5,207 for 2010, 2009, and 2008, respectively.

Note 7. Income Taxes

Earnings before income taxes were derived from the following sources:

		2010	2009	2008
Domestic	$	**409,068**	296,227	434,816
Foreign		**21,572**	1,263	16,351
	$	**430,640**	297,490	451,167

Components of income tax expense (benefit) are as follows:

2010:		**Current**	**Deferred**	**Total**
Federal	$	**136,247**	**(936)**	**135,311**
State		**22,914**	**(492)**	**22,422**
Foreign		**4,448**	**3,103**	**7,551**
	$	**163,609**	**1,675**	**165,284**

2009:		**Current**	**Deferred**	**Total**
Federal	$	93,469	4,855	98,324
State		13,733	698	14,431
Foreign		1,210	(832)	378
	$	108,412	4,721	113,133

2008:		**Current**	**Deferred**	**Total**
Federal	$	137,751	5,501	143,252
State		21,780	(243)	21,537
Foreign		6,769	(96)	6,673
	$	166,300	5,162	171,462

Income tax expense in the accompanying consolidated financial statements differs from the expected expense as follows:

		2010	2009	2008
Federal income tax expense at the 'expected' rate of 35%	$	**150,724**	104,122	157,908
Increase (decrease) attributed to:				
State income taxes, net of federal benefit		**14,259**	9,650	13,914
State tax matters		**1,238**	785	1,020
Other, net		**(937)**	(1,424)	(1,380)
Total income tax expense	$	**165,284**	113,133	171,462

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities as of December 31 are as follows:

		2010	2009
Deferred income tax asset (liability):			
Inventory costing and valuation methods	$	**4,689**	3,462
Allowance for doubtful accounts receivable		**1,836**	1,619
Insurance claims payable		**9,486**	7,538
Promotions payable		**456**	963
Accrued legal reserves		**2,458**	356
Stock based compensation		**5,218**	3,648
Federal and state benefit of uncertain tax positions		**1,253**	534
Other, net		**379**	876
Total deferred income tax assets		**25,775**	18,996
Fixed assets		**(31,464)**	(23,083)
Total deferred income tax liabilities		**(31,464)**	(23,083)
Net deferred income tax asset (liability)	$	**(5,689)**	(4,087)

No significant valuation allowance for deferred tax assets were necessary as of December 31, 2010 and 2009. The character of the deferred tax assets is such that they can typically be realized through carryback to prior tax periods or offset against future taxable income.

A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits is as follows:

		2010	2009
Balance at January 1,	$	**1,605**	5,657
Increase related to prior year tax positions		**1,666**	2,096
Decrease related to prior year tax positions		**(111)**	0
Increase related to current year tax positions		**457**	571
Decrease related to statute of limitation lapses		**0**	(161)
Settlements		**0**	(6,558)
Balance at December 31,	$	**3,617**	1,605

Included in the liability for unrecognized tax benefits is an immaterial amount for interest and penalties, both of which we classify as a component of income tax expense. The amount of unrecognized tax benefits that would favorably impact the effective tax rate, if recognized, is not material.

Fastenal Company or one of its subsidiaries files income tax returns in the United States federal jurisdiction, all states, and various foreign jurisdictions. With limited exceptions, we are no longer subject to income tax examinations by taxing authorities for taxable years before 2007 in the case of United States federal and non-United States examinations and 2006 in the case of state and local examinations.

Note 8. Geographic Information

Our revenues and long-lived assets (except marketable securities) relate to the following geographic areas:

Revenues	2010	2009	2008
United States	$ 2,067,860	1,769,938	2,144,809
Canada	145,078	115,323	145,443
Other foreign countries	56,533	45,069	50,173
	$ 2,269,471	1,930,330	2,340,425

Long-Lived Assets	2010	2009	2008
United States	$ 361,083	324,701	316,640
Canada	9,536	8,947	8,113
Other foreign countries	6,814	5,108	3,147
	$ 377,433	338,756	327,900

The accounting policies of the operations in the various geographic areas are the same as those described in the summary of significant accounting policies. Long-lived assets consist of property and equipment, location security deposits, goodwill, and other intangibles. Revenues are attributed to countries based on the location of the store from which the sale occurred. No single customer represents more than 10% of our consolidated net sales.

Note 9. Operating Leases

We lease space under non-cancelable operating leases for several distribution centers, several manufacturing locations, and certain store locations with initial terms of one to 60 months. Most store locations have initial lease terms of 36 to 48 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements, with a net book value of $1,501 at December 31, 2010, on operating leases are amortized over a 36-month period. We lease certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a non-cancellable lease term of approximately one year, with renewal options for up to 72-months. Our average lease term for pick-ups is typically for 28-36 months. Future minimum annual rentals for the leased facilities and the leased vehicles are as follows:

	Leased facilities	Leased vehicles	Total
2011	$ 81,212	16,114	97,326
2012	53,224	8,425	61,649
2013	33,158	3,845	37,003
2014	17,180	0	17,180
2015	7,847	0	7,847
2016 and thereafter	0	0	0
	$ 192,621	28,384	221,005

Rent expense under all operating leases was as follows:

		Leased facilities	Leased vehicles	Total
2010	**$**	**92,854**	**21,540**	**114,394**
2009	$	91,270	26,295	117,565
2008	$	86,964	27,868	114,832

Certain operating leases for vehicles contain residual value guarantee provisions which would become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. The aggregate residual value at lease expiration, of the leases that contain residual value guarantees, is approximately $15,065. We believe the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote, except for a $1,193 loss on disposal reserve provided at December 31, 2010.

Note 10. Commitments and Contingencies

Credit Facilities and Commitments

We have a line of credit arrangement with a bank which expires August 26, 2011. The line allows for borrowings of up to $8,000 at 0.9% over the LIBOR rate. On December 31, 2010 there was $0 outstanding on the line. We do not pay a fee for the unused portion of this line.

We maintain certain marketable securities as collateral for the benefit of our insurance carrier. As of December 31, 2010, the total balance of these government and agency securities was $25,844. The classification and valuation of these securities are discussed in notes 1 and 2.

During 2001, we completed the construction of a new building for our Kansas City warehouse, and completed an expansion of this warehouse in 2004. We were required to obtain financing for the construction and expansion of this facility under an Industrial Revenue Bond (IRB). We subsequently purchased 100% of the outstanding bonds under the IRB at par. In addition to purchasing the outstanding obligations, we have a right of offset included in the IRB debt agreement. Accordingly, we have netted the impact of the IRB in the accompanying consolidated financial statements. The outstanding balance of the IRB was $9,733 at December 31, 2010 and 2009.

On December 31, 2010, we had approximately $36,000 of commitments outstanding relating to property and equipment expenditures.

Legal Contingencies

We are involved in certain legal actions. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, that could require significant expenditures or result in lost revenues. We record a liability for these legal actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Negative outcomes for our litigation matters are not considered probable or cannot be reasonably estimated.

In July 2010, we received a letter from the Civil Division of the Department of Justice (the 'DOJ') advising that they intended to be ready to commence litigation against us regarding a contract we entered into with the United States General Services Administration (the 'GSA') in 2000. We discontinued the GSA contract in 2005. The letter is related to an audit conducted by the GSA Office of Inspector General (the 'OIG') in 2005-06 that suggested we had not complied with certain pricing and product requirement provisions, and had potentially overcharged government customers under the contract. We communicated our disagreement with the audit report, and participated in several meetings and discussions with the OIG and DOJ on these disputed issues during the past several years. A subpoena dated March 25, 2010, was sent to us from the DOJ seeking information about the Company's position concerning our compliance under the contract, and we provided responsive information to the DOJ in May 2010. Discussions between the DOJ and Fastenal relating to our compliance with the pricing and product requirement provisions under the contract continued. As of June 30, 2010, the DOJ had offered to resolve this matter for a payment by us of $9.5 million and we had offered $750 thousand (our offer was accrued as of June 30, 2010). During the third quarter of 2010, we continued our discussions with the DOJ, the DOJ modified their offer to settle to $8.5 million and we increased our offer to $2.75 million (our new offer was accrued as of September 30, 2010). During the fourth quarter of 2010, we met with the DOJ in a non-binding mediation event. This mediation, and the discussions that followed, concluded with a $6.25 million settlement. We chose to settle this matter to (1) avoid a protracted legal dispute with the DOJ, the outcome of which could include settlement or civil litigation by the DOJ to recover, among other amounts, treble damages and penalties under the False Claims Act and, (2) because we felt a continuation of our dispute with the DOJ and GSA was not the best use of our resources. Despite this settlement, we continue to believe that we complied with our obligations under the GSA contract in all material respects.

In early February 2010, we received a letter from a California fastener supplier dated January 26, 2010. This letter threatened to sue us for an alleged violation of an exclusive distribution arrangement this supplier believes exists between our organizations. In addition to the letter, this supplier provided a press release and a video regarding the claim that they threatened to make public unless we agreed to mediation of the claim. Shortly after receipt of this letter, we performed a preliminary internal review to understand (1) who this supplier was and (2) the nature of our relationship with this supplier. Based on that review, we determined that this supplier manufactures a niche type of fastener and that the total volume of purchases by us, from all suppliers, over the purported term of the alleged exclusivity arrangement of this niche type of fastener did not exceed $1 million. Following completion of our preliminary internal review, we requested additional information and documentation from the supplier. The supplier's response failed to provide the requested information and documentation. By letter dated February 26, 2010, we quantified for the supplier our total volume of purchases as discussed above and informed the supplier that we believed their claim was grossly exaggerated and completely unsupported. We have not received any direct response to our February 26, 2010 letter. On May 3, 2010, this supplier filed suit in Arkansas federal court alleging damages. In response, we filed a motion to dismiss. This motion to dismiss was denied on August 16, 2010. It is too early to determine how this case will progress. Based on current information, we believe the prospect that we will incur a material liability as a result of this claim is remote. While we are not required to disclose this matter under the rules of the Securities and Exchange Commission ('SEC'), we initially disclosed the existence of this threat in February 2010 (in our 2009 annual report on Form 10-K) as we believed that disclosure was prudent due to the alleged amount ($180 million) of the claim and the threat to make these allegations public.

Note 11. Sales by Product Line
The percentages of our net sales by product line are as follows:

Type	Introduced	2010	2009	2008
Fasteners[1]	1967	49.1%	50.0%	51.2%
Tools	1993	9.3%	9.9%	9.9%
Cutting tools	1996	4.4%	4.4%	4.5%
Hydraulics & pneumatics	1996	7.2%	6.9%	6.6%
Material handling	1996	6.1%	5.9%	5.9%
Janitorial supplies	1996	6.1%	6.1%	5.4%
Electrical supplies	1997	4.6%	4.4%	4.2%
Welding supplies	1997	3.6%	3.6%	3.6%
Safety supplies	1999	7.0%	6.3%	5.8%
Metals	2001	0.5%	0.6%	0.7%
Direct ship[2]	2004	1.6%	1.8%	2.0%
Office supplies	2010	0.1%	0.0%	0.0%
Other		0.4%	0.1%	0.2%
		100.0%	100.0%	100.0%

[1] Fastener product line represents fasteners and miscellaneous supplies.
[2] Direct ship represents a cross section of products from the eleven product lines. The items included here represent certain items with historically low margins which are shipped directly from our distribution channel to our customers, bypassing our store network.

Note 12. Subsequent Events

The company evaluated all subsequent event activity and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Note 13. New and Proposed Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements. For assets and liabilities that are measured at fair value on a recurring basis, the ASU requires disclosure of significant transfers between Levels 1 and 2, and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers. Significant transfers into each level must be disclosed and discussed separately from transfers out of each level. Significance is judged with respect to earnings, total assets, total liabilities or total equity. An accounting policy must be determined and disclosed as to when transfers between levels are recognized; (1) actual date, (2) beginning of period or (3) end of period. The ASU amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than as a net number. The ASU amends Accounting Standards Codification (ASC) 820 to require fair value measurement disclosures for each class of assets and liabilities and clarifies that a description of the valuation technique and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This standard became effective in 2010, except for the requirement to provide the Level activity of purchases, sales, issuances and settlement on a gross basis, which will be effective beginning in the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09, *Amendments to Certain Recognition and Disclosure Requirements.* This update amends guidance on subsequent events. This amendment removes the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. However, the date-disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. This standard became effective in the first quarter of 2010. The adoption of this standard did not have a material impact on our consolidated financial statements.

Proposed Accounting Pronouncements

In recent exposure drafts, the International Accounting Standards Board (IASB) and the FASB proposed a new approach to the accounting for leases. From a lessee's perspective, the exposure drafts propose to abolish the distinction between operating and finance/capital leases. In its place, a right-of-use model would be used. This proposal, as currently written, would require the lessee to recognize an asset for its right to use the underlying leased asset and a liability for its obligation to make lease payments. This would lead to an increase in assets and liabilities for leases currently classified as an operating lease and could also lead to a change in timing as to when the expense is recognized. This exposure draft is not yet finalized; however, we believe knowledge of this information is useful to the reader of our financial statements as many of our store locations and many of our vehicles are currently leased, and those leases are accounted for as operating leases.

Selected Quarterly Financial Data (Unaudited)

(Amounts in thousands except per share information)

2010:		Net sales	Gross profit	Pre-tax earnings	Net earnings	Basic earnings per share
First quarter	**$**	**520,772**	**265,913**	**90,669**	**56,034**	**0.38**
Second quarter		**571,183**	**297,658**	**112,125**	**69,167**	**0.47**
Third quarter		**603,750**	**312,648**	**120,702**	**74,994**	**0.51**
Fourth quarter		**573,766**	**298,617**	**107,144**	**65,161**	**0.44**
Total	**$**	**2,269,471**	**1,174,836**	**430,640**	**265,356**	**1.80**

2009:		Net sales	Gross profit	Pre-tax earnings	Net earnings	Basic earnings per share
First quarter	$	489,347	258,648	78,667	48,694	0.33
Second quarter		474,894	242,505	70,402	43,538	0.29
Third quarter		489,339	244,567	77,002	47,589	0.32
Fourth quarter		476,750	237,715	71,419	44,536	0.30
Total	$	1,930,330	983,435	297,490	184,357	1.24

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the 'Securities Exchange Act'). Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including the principal executive officer and principal financial officer, to allow for timely decisions regarding disclosure.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under this item is contained in Item 8 of this Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a15-(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2010. There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.



Willard D. Oberton
Chief Executive Officer and President



Daniel L. Florness
Executive Vice-President and Chief Financial Officer

Winona, MN
February 9, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Incorporated herein by reference is the information appearing under the headings 'Proposal #1 — Election of Directors', 'Corporate Governance and Director Compensation—Board Leadership Structure and Committee Membership', 'Corporate Governance and Director Compensation—Audit Committee', and 'Corporate Governance and Director Compensation—Section 16(a) Beneficial Ownership Reporting Compliance' in the Proxy Statement. See also Part I hereof under the heading 'Item X. Executive Officers of the Registrant'.

There were no material changes to the procedures by which security holders may recommend nominees to the board of directors since our last report.

In January 2004, our board of directors adopted a supplement to our existing standards of conduct designed to qualify the standards of conduct as a code of ethics within the meaning of Item 406(b) of Regulation S-K promulgated by the SEC (Code of Ethics). The standards of conduct, as supplemented, apply to all of our directors, officers, and employees, including without limitation our chief executive officer, chief financial officer, principal accounting officer, and controller (if any), and persons performing similar functions (Senior Financial Officers). Those portions of the standards of conduct, as supplemented, that constitute a required element of a Code of Ethics are available without charge by submitting a request to us pursuant to the directions detailed on our website at www.fastenal.com. In the event we amend or waive any portion of the standards of conduct, as supplemented, that constitutes a required element of a Code of Ethics and such amendment or waiver applies to any of our Senior Financial Officers, we intend to post on our website, within four business days after the date of such amendment or waiver, a brief description of such amendment or waiver, the name of each Senior Financial Officer to whom the amendment or waiver applies, and the date of the amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference is the information appearing under the headings 'Corporate Governance and Director Compensation—Compensation Committee Interlocks and Insider Participation', 'Executive Compensation', and 'Corporate Governance and Director Compensation—Compensation of our Directors' in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference is the information appearing under the heading 'Security Ownership of Principal Shareholders and Management' in the Proxy Statement.

Equity Compensation Plan Information

	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	2,660,000	$48.06	4,301,770
Equity Compensation Plans Not Approved by Security Holders	0	$0.00	0
Total	2,660,000	$48.06	4,301,770

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference is the information appearing under the headings 'Corporate Governance and Director Compensation—Director Independence and Other Board Matters', 'Corporate Governance and Director Compensation—Related Person Transaction Approval Policy', 'Corporate Governance and Director Compensation—Transactions with Related Persons', and 'Corporate Governance and Director Compensation—Director Nominations Policy' in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference is the information appearing under the heading 'Audit and Related Matters—Audit and Related Fees' and 'Audit and Related Matters—Pre-Approval of Services' in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) 1. Financial Statements:

Consolidated Balance Sheets as of December 31, 2010 and 2009
Consolidated Statements of Earnings for the years ended December 31, 2010, 2009, and 2008
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2010, 2009, and 2008
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009, and 2008
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules:

Schedule II—Valuation and Qualifying Accounts

3. Exhibits:

3.1	Restated Articles of Incorporation of Fastenal Company, as amended (incorporated by reference to Exhibit 3.1 to Fastenal Company's Form 10-Q for the quarter ended September 30, 2005)
3.2	Restated By-Laws of Fastenal Company (incorporated by reference to Exhibit 3.2 to Fastenal Company's Form 8-K dated as of October 15, 2010)
10.1	Description of Bonus Arrangements for Executive Officers (incorporated by reference to the information appearing under the heading 'Executive Compensation – Compensation Discussion and Analysis' in the Proxy Statement)*
10.2	Fastenal Company Stock Option Plan (incorporated by reference to Exhibit A to Fastenal Company's Proxy Statement dated February 23, 2007)*
10.3	Fastenal Company Incentive Plan (incorporated by reference to Exhibit B to Fastenal Company's Proxy Statement dated February 23, 2007)*
13	Portions of 2010 Annual Report to Shareholders not included in this Form 10-K (only those sections specifically incorporated by reference in this Form 10-K shall be deemed filed with the SEC)
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31	Certifications under Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification under Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statement of Stockholders' Equity and Comprehensive Income, and (v) the Notes to the Consolidated Financial Statements.

We will furnish copies of these Exhibits upon request and payment of our reasonable expenses in furnishing the Exhibits.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b).

FASTENAL COMPANY

Schedule II—Valuation and Qualifying Accounts

Years ended December 31, 2010, 2009, and 2008
(Amounts in thousands)

Description		Balance at beginning of year	"Additions" charged to costs and expenses	"Other" additions (deductions)	"Less" deductions	Balance at end of year
Year ended December 31, 2010						
Allowance for doubtful accounts	$	4,086	8,658	0	7,983	4,761
Insurance reserves	$	23,722	47,848[1]	0	43,503[2]	28,067
Year ended December 31, 2009						
Allowance for doubtful accounts	$	2,660	9,409	0	7,983	4,086
Insurance reserves	$	18,967	48,203[1]	0	43,448[2]	23,722
Year ended December 31, 2008						
Allowance for doubtful accounts	$	2,265	7,498	0	7,103	2,660
Insurance reserves	$	18,997	44,105[1]	0	44,135[2]	18,967

[1] Includes costs and expenses incurred for premiums and claims related to health and general insurance.
[2] Includes costs and expenses paid for premiums and claims related to health and general insurance.

See accompanying Report of Independent Registered Public Accounting Firm incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2011

FASTENAL COMPANY

By /s/Willard D. Oberton

Willard D. Oberton, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 9, 2011

By /s/Willard D. Oberton

Willard D. Oberton, Chief Executive Officer
(Principal Executive Officer) and
Director

By /s/Daniel L. Florness

Daniel L. Florness, Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

By /s/Robert A. Kierlin

Robert A. Kierlin, Director (Chairman)

By /s/Stephen M. Slaggie

Stephen M. Slaggie, Director

By /s/Michael M. Gostomski

Michael M. Gostomski, Director

By /s/Michael J. Dolan

Michael J. Dolan, Director

By /s/Reyne K. Wisecup

Reyne K. Wisecup, Director

By /s/Hugh L. Miller

Hugh L. Miller, Director

By /s/Michael J. Ancius

Michael J. Ancius, Director

By /s/Scott A. Satterlee

Scott A. Satterlee, Director

INDEX TO EXHIBITS

3.1	Restated Articles of Incorporation of Fastenal Company, as amended	Incorporated by Reference
3.2	Restated By-Laws of Fastenal Company	Incorporated by Reference
10.1	Description of Bonus Arrangements for Executive Officers	Incorporated by Reference
10.2	Fastenal Company Stock Option Plan	Incorporated by Reference
10.3	Fastenal Company Incentive Plan	Incorporated by Reference
13	Portions of 2010 Annual Report to Shareholders not included in this Form 10-K (only those sections specifically incorporated by reference in this Form 10-K shall be deemed filed with the SEC)	Electronically Filed
21	List of Subsidiaries	Electronically Filed
23	Consent of Independent Registered Public Accounting Firm	Electronically Filed
31	Certifications under Section 302 of the Sarbanes-Oxley Act of 2002	Electronically Filed
32	Certification under Section 906 of the Sarbanes-Oxley Act of 2002	Electronically Filed
EX 101.INS	XBRL Instance Document	Electronically Filed
EX 101.SCH	XBRL Taxonomy Extension Schema Document	Electronically Filed
EX 101.CAL	XBRL Taxonomy Calculation Linkbase Document	Electronically Filed
EX 101.DEF	XBRL Taxonomy Definition Linkbase Document	Electronically Filed
EX 101.LAB	XBRL Taxonomy Label Linkbase Document	Electronically Filed
EX 101.PRE	XBRL Taxonomy Presentation Linkbase Document	Electronically Filed

Exhibit 21

Subsidiaries of Fastenal Company

Subsidiary name	Doing business as	Year incorporated	Jurisdiction of incorporation
Fastenal International Holdings Company (formerly known as Fastenal Canada Company)	Same	1994	Minnesota
Fastenal Company Purchasing	Same	1997	Minnesota
Fastenal Company Leasing	Same	1997	Minnesota
Fastenal Mexico Services S. de R.L. de C.V.	Same	1999	Mexico
Fastenal Mexico S. de R.L. de C.V.	Same	1999	Mexico
Fastenal Singapore PTE Ltd.	Same	2001	Singapore
Fastenal Asia Pacific Limited	Same	2003	Hong Kong, China
FASTCO (Shanghai) Trading Co., Ltd.	Same	2003	Shanghai, China
Fastenal Europe, B.V.	Same	2003	The Netherlands
Fastenal IP Company	Same	2005	Minnesota
Fastenal Air Fleet, LLC	Same	2006	Minnesota
Fastenal Canada, Ltd.	Same	2008	Canada
Fastenal Europe, Kft.	Same	2009	Hungary
Fastenal Malaysia SDN BHD	Same	2009	Malaysia
Fastenal Panama S.A.	Same	2009	Panama
Fastenal Europe, Ltd.	Same	2010	United Kingdom
Fastenal Brazil Importação, Exportação e Distribuição Ltda.	Same	2011	Brazil

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Fastenal Company:

We consent to the incorporation by reference in the registration statements (no. 333-52765, no. 333-134211, and no. 333-162619) on Form S-8 of Fastenal Company of our report dated February 9, 2011, relating to the consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows, and the related financial statement schedule for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report is included in the annual report on Form 10-K for the year ended December 31, 2010, of Fastenal Company.

KPMG LLP

Minneapolis, Minnesota
February 9, 2011

CERTIFICATIONS **Exhibit 31**

I, Willard D. Oberton, certify that:

1. I have reviewed this annual report on Form 10-K of Fastenal Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 9, 2011



Willard D. Oberton
Chief Executive Officer
(Principal Executive Officer)

I, Daniel L. Florness, certify that:

1. I have reviewed this annual report on Form 10-K of Fastenal Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 9, 2011



Daniel L. Florness
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Fastenal Company.

A signed original of this written statement required by Section 906 has been provided to Fastenal Company and will be retained by Fastenal Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date February 9, 2011



Willard D. Oberton
Chief Executive Officer
(Principal Executive Officer)



Daniel L. Florness
Chief Financial Officer
(Principal Financial Officer)

FASTENAL®

DIRECTORS

Robert A. Kierlin
Chairman of the Board
Former Chief Executive Officer and President, Fastenal Company
Former Minnesota State Senator

Stephen M. Slaggie
Former Secretary, Shareholder Relations Director, and Insurance Risk Manager, Fastenal Company

Michael M. Gostomski
Chief Executive Officer, Winona Heating & Ventilating Company (sheet metal and roofing contractor)

Willard D. Oberton

Michael J. Dolan
Self-Employed Business Consultant
Former Executive Vice President and Chief Operating Officer, The Smead Manufacturing Company (document management company)

Reyne K. Wisecup

Hugh L. Miller
Chief Executive Officer, RTP Company (thermoplastics materials manufacturer)

Michael J. Ancius
Director of Finance, Strategic Planning, and Taxation, Kwik Trip, Inc. (retail convenience store operator)

Scott A. Satterlee
Senior Vice President of Transportation, C.H. Robinson Worldwide, Inc. (logistics and distribution company)



Board of Directors (left to right):
(top) Hugh Miller, Michael Gostomski, Scott Satterlee and Michael Dolan
(bottom) Michael Ancius, Will Oberton, Bob Kierlin, Reyne Wisecup and Stephen Slaggie

EXECUTIVE OFFICERS

Willard D. Oberton
Chief Executive Officer and President

Daniel L. Florness
Executive Vice President and Chief Financial Officer

Nicholas J. Lundquist
Executive Vice President - Sales

Leland J. Hein
Executive Vice President - Sales

Steven A. Rucinski
Executive Vice President - Sales

Reyne K. Wisecup
Executive Vice President - Human Resources

James C. Jansen
Executive Vice President - Operations

Michael S. Camp
Executive Vice President - Product & Procurement

Ashok Singh
Executive Vice President - Information Technology



Will Oberton speaking at the Fastenal employee show

CORPORATE INFORMATION

Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m., central time, Tuesday, April 19, 2011, at our home offices located at 2001 Theurer Boulevard, Winona, Minnesota

Home Office
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978
Phone: (507) 454-5374
Fax: (507) 453-8049

Legal Counsel
Faegre & Benson LLP
Minneapolis, Minnesota

Streater & Murphy, PA
Winona, Minnesota

Transfer Agent
Wells Fargo Bank, National Association
Minneapolis, Minnesota

Form 10-K
A copy of our 2010 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to shareholders upon written request to internal audit at the address listed on this page for our home office.

Copies of our latest press release, unaudited supplemental company information, and monthly sales information are available at: http://investor.fastenal.com

Independent Registered Public Accounting Firm
KPMG LLP
Minneapolis, Minnesota


FASTENAL COMPANY

Winona, Minnesota Headquarters

The Little Blue Book of Customer Service

20 Service Standards for Creating Loyal Customers

Growth Through Customer Service

The Little Blue Book of Customer Service

* Referenced on page four of the President's Letter

Growth Through Customer Service

20 Fastenal® Service Standards

1. Do what you say
2. Be honest and trustworthy
3. Complete requests within customer timelines
4. Be accessible and available
5. Always treat people with respect and courtesy
6. Say thank you and show appreciation
7. Continually build customer relationships
8. Display a genuine and positive attitude of service
9. Always behave and appear professional
10. Ask the right questions, listen, and understand
11. Provide proactive and ongoing communication
12. Be a problem solver
13. Accept responsibility and apologize for mistakes
14. Provide expertise, knowledge, and solutions
15. Anticipate customer needs
16. Continually exceed expectations
17. Make every effort to ensure orders are accurate
18. Think and act like a business owner
19. Put yourself in your customer's shoes
20. Do it right the first time


FASTENAL

INNOVATION

The ability to repeatedly bring ideas, modifications and improvements to business and personal practices



AMBITION

An aggressive, energetic work ethic



INTEGRITY

Fair, respectful and moral behavior in all situations


FRAGILE

TEAMWORK

A coordination of talented individuals whose focus is to achieve a common goal

FASTENAL

9702580 • 2.11/LE • 2010 Annual Report • Printed in the USA